Exhibit 99.1
Financial Statements and Supplementary Data of Orbitz Worldwide, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Orbitz Worldwide, Inc.

We have audited the accompanying consolidated balance sheets of Orbitz Worldwide, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, cash flows, comprehensive loss, and invested equity/shareholders’ equity for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. We also have audited the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orbitz Worldwide, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
March 3, 2010

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
 (in millions, except share and per share data)

	Years Ended December 31,
	2009	2008	2007

Net revenue	$738	$870	$859
Cost and expenses
Cost of revenue	138	163	157
Selling, general and administrative	257	272	301
Marketing	215	310	302
Depreciation and amortization	69	66	57
Impairment of goodwill and intangible assets	332	297	—

Total operating expenses	1,011	1,108	817

Operating (loss) income	(273)	(238)	42
Other (expense) income
Net interest expense	(57)	(63)	(83)
Gain on extinguishment of debt	2	—	—

Total other (expense)	(55)	(63)	(83)

Loss before income taxes	(328)	(301)	(41)
Provision (benefit) for income taxes	9	(2)	43

Net loss	(337)	(299)	(84)
Less: Net income attributable to noncontrolling interest	—	—	(1)

Net loss attributable to Orbitz Worldwide, Inc.	$(337)	$(299)	$(85)

			Period from
			July 18, 2007 to
	Years Ended December 31,		December 31,
	2009	2008	2007

Net loss attributable to Orbitz Worldwide, Inc. common shareholders	$(337)	$(299)	$(42)

Net loss per share attributable to Orbitz Worldwide, Inc. common shareholders — basic and diluted:
Net loss per share attributable to Orbitz Worldwide, Inc. common shareholders	$(4.01)	$(3.58)	$(0.51)

Weighted average shares outstanding	84,073,593	83,342,333	81,600,478

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED BALANCE SHEETS
 (in millions, except share data)

	December 31,	December 31,
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$89	$31
Accounts receivable (net of allowance for doubtful accounts of $1 and $1, respectively)	55	58
Prepaid expenses	17	17
Deferred income taxes, current	—	6
Due from Travelport, net	3	10
Other current assets	5	6

Total current assets	169	128
Property and equipment, net	181	190
Goodwill	713	949
Trademarks and trade names	155	232
Other intangible assets, net	19	34
Deferred income taxes, non-current	10	9
Other non-current assets	47	48

Total Assets	$1,294	$1,590

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$30	$37
Accrued merchant payable	219	205
Accrued expenses	113	106
Deferred income	31	23
Term loan, current	21	6
Other current liabilities	5	9

Total current liabilities	419	386
Term loan, non-current	556	587
Line of credit	42	21
Tax sharing liability	109	109
Unfavorable contracts	10	13
Other non-current liabilities	28	36

Total Liabilities	1,164	1,152

Commitments and contingencies (see Note 11)
Shareholders’ Equity:
Preferred stock, $0.01 par value, 100 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value, 140,000,000 shares authorized, 83,831,561 and 83,345,437 shares issued and outstanding, respectively	1	1
Treasury stock, at cost, 24,521 and 18,055 shares held, respectively	—	—
Additional paid in capital	922	908
Accumulated deficit	(787)	(450)
Accumulated other comprehensive loss (net of accumulated tax benefit of $2 and $2, respectively)	(6)	(21)

Total Shareholders’ Equity	130	438

Total Liabilities and Shareholders’ Equity	$1,294	$1,590

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (in millions)

	Years Ended December 31,
	2009	2008	2007

Operating activities:
Net loss	$(337)	$(299)	$(84)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on extinguishment of debt	(2)	—	—
Depreciation and amortization	69	66	57
Impairment of goodwill and intangible assets	332	297	—
Non-cash revenue	(3)	(3)	(7)
Non-cash net interest expense	15	18	15
Deferred income taxes	7	(4)	38
Stock compensation	14	15	8
Provision for bad debts	1	—	2
Deconsolidation of noncontrolling interest	—	—	(7)
Changes in assets and liabilities:
Accounts receivable	4	—	(2)
Deferred income	9	—	8
Due to/from Travelport, net	6	(5)	2
Accrued merchant payable	4	3	34
Accounts payable, accrued expenses and other current liabilities	(11)	(3)	4
Other	(3)	(9)	1

Net cash provided by operating activities	105	76	69

Investing activities:
Property and equipment additions	(43)	(58)	(53)
Proceeds from sale of business, net of cash assumed by buyer	—	—	(31)
Proceeds from asset sales	—	—	4

Net cash (used in) investing activities	(43)	(58)	(80)

Financing activities:
Proceeds from initial public offering, net of offering costs	—	—	477
Proceeds from issuance of debt, net of issuance costs	—	—	595
Repayment of note payable to Travelport	—	—	(860)
Dividend to Travelport	—	—	(109)
Capital contributions from Travelport	—	—	25
Capital lease payments and principal payments on the term loan	(6)	(7)	(3)
Payments to extinguish debt	(8)	—	—
Advances to Travelport	—	—	(113)
Payments to satisfy employee tax withholding obligations upon vesting of equity-based awards	—	(1)	—
Payments on tax sharing liability	(11)	(20)	—
Proceeds from line of credit	100	69	152
Payments on line of credit	(81)	(49)	(151)

Net cash (used in) provided by financing activities	(6)	(8)	13

Effects of changes in exchange rates on cash and cash equivalents	2	(4)	5

Net increase in cash and cash equivalents	58	6	7
Cash and cash equivalents at beginning of period	31	25	18

Cash and cash equivalents at end of period	$89	$31	$25

Supplemental disclosure of cash flow information:
Income tax payments (refunds), net	$1	$(2)	$11
Cash interest payments, net of capitalized interest of almost nil, $1 and $3, respectively	$42	$47	$74
Non-cash investing activity:
Capital expenditures incurred not yet paid	—	$2	$4
Non-cash allocation of purchase price related to the Blackstone Acquisition	—	—	$7
Non-cash financing activity:
Non-cash capital contributions and distributions to Travelport	—	—	$(814)

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
 (in millions)

	Years Ended December 31,
	2009	2008	2007

Net loss	$(337)	$(299)	$(84)
Other comprehensive income (loss), net of income taxes
Currency translation adjustment	6	(7)	(4)
Unrealized gains (losses) on floating to fixed interest rate swaps (net of tax benefit of $0, $0 and $2, respectively)	9	(8)	(4)

Other comprehensive income (loss)	15	(15)	(8)

Comprehensive (loss)	(322)	(314)	(92)
Less: Comprehensive income attributable to noncontrolling interest	—	—	(1)

Comprehensive (loss) attributable to Orbitz Worldwide, Inc.	$(322)	$(314)	$(93)

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF INVESTED EQUITY/SHAREHOLDERS’ EQUITY
 (in millions, except share data)

		Orbitz Worldwide, Inc. Shareholders
						Accumulated Other Comprehensive Income (Loss)
	Cendant or					Net Unrealized (Losses) Gains from			Total Invested
	Travelport			Additional		Interest	Foreign		Equity/
	Net	Common Stock		Paid in	Accumulated	Rate	Currency	Non-controlling	Shareholders’
	Investment	Shares	Amount	Capital	Deficit	Swaps	Translation	Interest	Equity

Balance at December 31, 2006	$1,265	—	—	—	—	—	$2	—	$1,267

Capital distribution to Travelport and other, net	(854)	—	—	—	—	—	—	—	(854)

Sale of subsidiary to noncontrolling interest	13	—	—	—	—	—	—	$12	25

Issuance of common stock to Travelport in connection with Reorganization	(381)	48,912,526	$1	$380	—	—	—	—	—

Issuance of common stock in connection with initial public offering, net of offering costs	—	34,000,000	—	477	—	—	—	—	477

Dividend paid to Travelport	—	—	—	—	$(109)	—	—	—	(109)

Contributions from Travelport	—	—	—	30	—	—	—	—	30

Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	7	—	—	—	—	7

Net loss from January 1, 2007 through July 17, 2007	(43)	—	—	—	—	—	—	—	(43)

Net (loss) income from July 18, 2007 through December 31, 2007	—	—	—	—	(42)	—	—	1	(41)

Restricted stock granted	—	61,795	—	—	—	—	—	—	—

Common shares issued upon vesting of restricted stock units	—	142,440	—	—	—	—	—	—	—

Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	—	(2,266)	—	—	—	—	—	—	—

Restricted stock forfeited	—	(6,586)	—	—	—	—	—	—	—

Other comprehensive loss, net of tax benefit of $2	—	—	—	—	—	$(4)	(4)	—	(8)

Deconsolidation of noncontrolling interest	—	—	—	—	—	—	—	(13)	(13)

Balance at December 31, 2007	—	83,107,909	1	894	(151)	(4)	(2)	—	738

Net loss	—	—	—	—	(299)	—	—	—	(299)

Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	14	—	—	—	—	14

Common shares issued upon vesting of restricted stock units	—	233,878	—	—	—	—	—	—	—

Common shares issued upon lapse of restrictions on deferred stock units	—	12,853	—	—	—	—	—	—	—

Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	—	(2,617)	—	—	—	—	—	—	—

Restricted stock forfeited	—	(6,586)	—	—	—	—	—	—	—

Other comprehensive loss, net of tax benefit of $0	—	—	—	—	—	(8)	(7)	—	(15)

Balance at December 31, 2008	—	83,345,437	$1	$908	$(450)	$(12)	$(9)	—	$438

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.
CONSOLIDATED STATEMENTS OF INVESTED EQUITY/SHAREHOLDERS’ EQUITY (Continued)
(in millions, except share data)

		Orbitz Worldwide, Inc. Shareholders
						Accumulated Other Comprehensive Income (Loss)
	Cendant or					Net Unrealized (Losses) Gains from			Total Invested
	Travelport			Additional		Interest	Foreign		Equity/
	Net	Common Stock		Paid in	Accumulated	Rate	Currency	Non-controlling	Shareholders’
	Investment	Shares	Amount	Capital	Deficit	Swaps	Translation	Interest	Equity

Balance at December 31, 2008	—	83,345,437	$1	$908	$(450)	$(12)	$(9)	—	$438

Net loss	—	—	—	—	(337)	—	—	—	(337)

Amortization of equity-based compensation awards granted to employees, net of shares withheld to satisfy employee tax withholding obligations upon vesting	—	—	—	14	—	—	—	—	14

Common shares issued upon vesting of restricted stock units	—	425,068	—	—	—	—	—	—	—

Common shares issued upon exercise of stock options	—	67,522	—	—	—	—	—	—	—

Common shares withheld to satisfy employee tax withholding obligations upon vesting of restricted stock	—	(4,453)	—	—	—	—	—	—	—

Restricted stock forfeited	—	(2,013)	—	—	—	—	—	—	—

Other comprehensive income, net of tax benefit of $0	—	—	—	—	—	9	6	—	15

Balance at December 31, 2009	—	83,831,561	$1	$922	$(787)	$(3)	$(3)	—	$130

See Notes to Consolidated Financial Statements.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

Description of the Business

Orbitz, Inc. (“Orbitz”) was formed in early 2000 by American Airlines, Inc., Continental Airlines, Inc., Delta Air Lines, Inc., Northwest Airlines, Inc. and United Air Lines, Inc. (the “Founding Airlines”). In November 2004, Orbitz was acquired by Cendant Corporation (“Cendant”), whose online travel distribution businesses included the CheapTickets and HotelClub brands. In February 2005, Cendant acquired ebookers Limited, an international online travel brand which currently has operations in 12 countries throughout Europe (“ebookers”).

On August 23, 2006, Travelport Limited (“Travelport”), which consisted of Cendant’s travel distribution services businesses, including the businesses that currently comprise Orbitz Worldwide, Inc., was acquired by affiliates of The Blackstone Group (“Blackstone”) and Technology Crossover Ventures (“TCV”). We refer to this acquisition as the “Blackstone Acquisition.”

Orbitz Worldwide, Inc. was incorporated in Delaware on June 18, 2007 and was formed to be the parent company of the business-to-consumer travel businesses of Travelport, including Orbitz, ebookers and Travel Acquisition Corporation Pty. Ltd. (“HotelClub”) and the related subsidiaries and affiliates of those businesses. We are the registrant as a result of the completion of the initial public offering (“IPO”) of 34,000,000 shares of our common stock on July 25, 2007. At December 31, 2009 and December 31, 2008, Travelport and investment funds that own and/or control Travelport’s ultimate parent company beneficially owned approximately 57% and 58% of our outstanding common stock, respectively.

We are a leading global online travel company that uses innovative technology to enable leisure and business travelers to search for and book a broad range of travel products and services. Our brand portfolio includes Orbitz, CheapTickets, The Away Network, and Orbitz for Business in the Americas; ebookers in Europe; and HotelClub based in Sydney, Australia, which has operations globally. We provide customers with the ability to book a comprehensive set of travel products and services from suppliers worldwide, including air travel, hotels, vacation packages, car rentals, cruises, travel insurance and destination services such as ground transportation, event tickets and tours.

Basis of Presentation

The accompanying consolidated financial statements present the accounts of Orbitz, ebookers and HotelClub and the related subsidiaries and affiliates of those businesses, collectively doing business as Orbitz Worldwide, Inc. These entities became wholly owned subsidiaries of ours as part of an intercompany restructuring that was completed on July 18, 2007 (the “Reorganization”) in connection with the IPO. Prior to the IPO, these entities had operated as indirect, wholly-owned subsidiaries of Travelport. Travelport is beneficially owned by affiliates of Blackstone, TCV and One Equity Partners.

Prior to the IPO, we had not operated as an independent standalone company. As a result, our consolidated financial statements for the period in 2007 prior to the IPO have been carved out of the historical financial statements of Travelport and do not necessarily reflect what our consolidated financial statements would have been had we operated as a separate, standalone entity during that period.

The legal entity of Orbitz Worldwide, Inc. was formed in connection with the Reorganization, and prior to the Reorganization there was no single capital structure upon which to calculate historical loss per share information. Accordingly, loss per share information is not presented on our consolidated statements of operations for periods prior to the Reorganization.

Prior to the IPO, certain corporate general and administrative expenses, including those related to executive management, information technology, tax, insurance, accounting, legal, treasury services and certain employee benefits, were allocated to us by Travelport based on forecasted revenue or directly billed based on

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

actual usage. In addition, certain of our revenue streams were related to contractual arrangements entered into by Travelport on behalf of one or more of its subsidiaries. As a result, portions of the reported revenue have been determined through intercompany relationships with other Travelport companies. Management believes these allocations are reasonable. However, the associated revenues and expenses recorded in the accompanying consolidated statements of operations prior to the IPO may not be indicative of the actual revenues and expenses that would have been reported had we been operating as a standalone entity.

On July 5, 2007, we sold Tecnovate eSolutions Private Limited (“Tecnovate”), an Indian services organization, to Travelport. Following this sale, we continued to consolidate the results of operations of Tecnovate since we were the primary beneficiary of this variable interest entity (“VIE”). Our variable interest was the result of the terms of a contractual relationship we had with Tecnovate.

On December 3, 2007, Travelport subsequently sold Tecnovate, at which time we were no longer considered the primary beneficiary of this VIE. Accordingly, net income attributable to noncontrolling interest is reported in our consolidated financial statements for the period from July 5, 2007 to December 3, 2007 since although we were the primary beneficiary of Tecnovate, we did not have an ownership interest in the VIE. We no longer consolidate the results of operations of Tecnovate following the sale on December 3, 2007 (see Note 18 — Related Party Transactions).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make certain estimates and assumptions. Our estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of our consolidated financial statements and the reported amounts of revenue and expense during any period.

Our significant estimates include assessing the collectability of accounts receivable and other non-current assets, sales allowances, the realization of deferred tax assets, amounts that may be due under the tax sharing agreement, the fair value of assets and liabilities acquired in business combinations, and impairment of tangible and intangible assets. Actual results could differ from our estimates.

Foreign Currency Translation

Balance sheet accounts of our operations outside of the U.S. are translated from foreign currencies into U.S. dollars at the exchange rates as of the consolidated balance sheet dates. Revenues and expenses are translated at average exchange rates during the period. Foreign currency translation gains or losses are included in accumulated other comprehensive loss in shareholders’ equity. Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in our consolidated statements of operations.

Revenue Recognition

We recognize revenue when it is earned and realizable, when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. We record revenue earned net of all amounts paid to our suppliers under both our merchant and retail models.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We offer customers the ability to book airline, hotel, car rental and other travel products and services through our various brands, including Orbitz, CheapTickets, ebookers and HotelClub. These products and services are made available to our customers for booking on a stand-alone basis or as part of a dynamic vacation package. We have two primary types of contractual arrangements with our vendors, which we refer to herein as the “merchant” and “retail” models.

Under the merchant model, we generate revenue for our services based on the difference between the total amount the customer pays for the travel product and the negotiated net rate plus estimated taxes that the supplier charges for that travel product. Customers generally pay for reservations in advance, at the time of booking. Initially, we record these customer receipts as accrued merchant payables and either deferred income or net revenue, depending on the travel product. In the merchant model, we do not take on credit risk with the customer, however we are subject to fraud risk; we have the ability to determine the price; we are not responsible for the actual delivery of the flight, hotel room or car rental; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the merchant model when we have no further obligations to the customer. For merchant air transactions, this is at the time of booking. For merchant hotel transactions and merchant car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively. The timing of revenue recognition is different for merchant air travel because our primary service to the customer is fulfilled at the time of booking.

We accrue for the cost of merchant hotel and merchant car transactions based on amounts we expect to be invoiced by suppliers. If we do not receive an invoice within a certain period of time, generally within six months, or the invoice received is less than the accrued amount, we reverse a portion of the accrued cost when we determine it is not probable that we will be required to pay the supplier, based on our historical experience and contract terms. This would result in an increase in net revenue and a decrease to the accrued merchant payable.

Under the retail model, we pass reservations booked by our customers to the travel supplier for a commission. Under this model, we do not take on credit risk with the customer; we are not the primary obligor with the customer; we have no latitude in determining pricing; we take no inventory risk; we have no ability to determine or change the products or services delivered; and the customer chooses the supplier.

We recognize net revenue under the retail model when the reservation is made, secured by a customer with a credit card and we have no further obligations to the customer. For air transactions, this is at the time of booking. For hotel transactions and car transactions, net revenue is recognized at the time of check-in or customer pick-up, respectively, net of an allowance for cancelled reservations. The timing of recognition is different for retail hotel and retail car transactions than for retail air travel because unlike air travel where the reservation is secured by a customer’s credit card at booking, car rental bookings and hotel bookings are not secured by a customer’s credit card until the pick-up date and check-in date, respectively. Allowances for cancelled reservations primarily relate to cancellations that do not occur through our website, but instead occur directly through the supplier of the travel product. The amount of the allowance is determined based on our historical experience. The majority of commissions earned under the retail model are based upon contractual agreements.

Dynamic vacation packages offer customers the ability to book a combination of travel products. For example, travel products booked in a dynamic vacation package may include a combination of air, hotel and car reservations. We recognize net revenue for the entire package when the customer uses the reservation, which generally occurs on the same day for each travel product included in the dynamic vacation package.

Under both the merchant and retail models, we may, depending upon the brand and the travel product, charge our customers a service fee for booking the travel reservation. We recognize revenue for service fees at the time we recognize the net revenue for the corresponding travel product. We also may receive override

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

commissions from suppliers if we meet certain contractual volume thresholds. These commissions are recognized when the amount of the commissions becomes fixed or determinable, which is generally upon notification by the respective travel supplier.

We utilize global distribution systems (“GDS”) services provided by Galileo, Worldspan and Amadeus IT Group (“Amadeus”). Under our GDS service agreements, we earn revenue in the form of an incentive payment for air, car and hotel segments that are processed through a GDS. Revenue is recognized for these incentive payments at the time the travel reservation is processed through the GDS, which is generally at the time of booking.

We also generate other revenue, which is primarily comprised of revenue from advertising, including sponsoring links on our websites, and travel insurance. Advertising revenue is derived primarily from the delivery of advertisements on our websites and is recognized either at the time of display of each individual advertisement, or ratably over the advertising delivery period, depending on the terms of the advertising contract. Revenues generated from sponsoring links and travel insurance revenue are both recognized upon notification from the alliance partner that a transaction has occurred.

Cost of Revenue

Our cost of revenue is primarily comprised of direct costs incurred to generate revenue, including costs to operate our customer service call centers, credit card processing fees, and other costs such as ticketing and fulfillment, customer refunds and charge-backs, affiliate commissions and connectivity and other processing costs. These costs are generally variable in nature and are primarily driven by transaction volume.

Marketing Expense

Our marketing expense is primarily comprised of online marketing costs, such as search and banner advertising, and offline marketing costs, such as television, radio and print advertising. Online advertising expense is recognized based on the terms of the individual agreements, which are generally over the ratio of the number of impressions delivered over the total number of contracted impressions, or pay-per-click, or on a straight-line basis over the term of the contract. Offline marketing expense is recognized in the period in which it is incurred. Our online marketing costs are significantly greater than our offline marketing costs.

Income Taxes

Our provision for income taxes is determined using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using the combined federal and state effective tax rates that are applicable to us in a given year. The deferred tax assets are recorded net of a valuation allowance when, based on the weight of available evidence, we believe it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Increases to the valuation allowance are recorded as increases to the provision for income taxes. As a result of our adoption of updated guidance issued by the Financial Accounting Standards Board (“FASB”) regarding business combinations, effective January 1, 2009, to the extent that any valuation allowances established by us in purchase accounting are reduced, these reductions are recorded through our consolidated statements of operations. These reductions were previously recorded through goodwill. The realization of the deferred tax assets, net of a valuation allowance, is primarily dependent on estimated future taxable income. A change in our estimate of future taxable income may require an increase or decrease to the valuation allowance.

For the period January 1, 2007 to February 7, 2007, the operations of Travelport were included in the consolidated U.S. federal and state income tax returns for the year ended December 31, 2007 for Orbitz Worldwide, Inc. and its subsidiaries. However, the provision for income taxes was computed as if we filed our

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. federal, state and foreign income tax returns on a “Separate Company” basis without the inclusion of the operations of Travelport. Furthermore, the Separate Company deferred tax assets and liabilities have been calculated using our tax rates on a Separate Company basis. The deferred tax assets and liabilities are based upon estimated differences between the book and tax bases of our assets and liabilities as of December 31, 2007. Our tax assets and liabilities may be adjusted in connection with the ultimate finalization of Travelport’s income tax returns.

For the years ended December 31, 2009 and December 31, 2008, the provision for U.S. federal, state and foreign income taxes and the calculation of the deferred tax assets and liabilities were based solely on the operations of Orbitz Worldwide, Inc. and its subsidiaries.

Derivative Financial Instruments

We measure derivatives at fair value and recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For our derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For our derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We manage interest rate exposure by utilizing interest rate swaps to achieve a desired mix of fixed and variable rate debt. As of December 31, 2009, we had two interest rate swaps that effectively converted $200 million of the $600 million term loan facility from a variable to a fixed interest rate (see Note 14 — Derivative Financial Instruments). We determined that our interest rate swaps qualified for hedge accounting and were highly effective as hedges. Accordingly, we have recorded the change in fair value of our interest rate swaps in accumulated other comprehensive loss.

We have entered into foreign currency forward contracts to manage exposure to changes in foreign currencies associated with receivables, payables and forecasted earnings. These forward contracts did not qualify for hedge accounting treatment. As a result, the changes in fair values of the foreign currency forward contracts were recorded in selling, general and administrative expense in our consolidated statements of operations.

We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk or foreign currency risk exposure that they are designated to hedge. Hedges that qualify for hedge accounting are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under our interest rate swaps are included in interest expense as incurred or earned.

Concentration of Credit Risk

Our cash and cash equivalents are potentially subject to concentration of credit risk. We maintain cash and cash equivalent balances with financial institutions that, in some cases, are in excess of Federal Deposit Insurance Corporation insurance limits or are foreign institutions. Our cash and cash equivalents include interest bearing bank account balances, U.S. treasury funds and investment grade institutional money market accounts.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

We consider highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. These short-term investments are stated at cost, which approximates market value.

Allowance for Doubtful Accounts

Our accounts receivable are reported in our consolidated balance sheets net of an allowance for doubtful accounts. We provide for estimated bad debts based on our assessment of our ability to realize receivables, considering historical collection experience, the general economic environment and specific customer information. When we determine that a receivable is not collectable, the account is written-off. Bad debt expense is recorded in selling, general and administrative expense in our consolidated statements of operations. We recorded bad debt expense of $1 million, almost nil and $2 million during the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

Property and Equipment, Net

Property and equipment is recorded at cost, net of accumulated depreciation and amortization. We depreciate and amortize property and equipment over their estimated useful lives using the straight-line method. The estimated useful lives by asset category are:

Asset Category	Estimated Useful Life

Leasehold improvements	Shorter of asset’s useful life or non-cancelable lease term
Capitalized software	3 - 10 years
Furniture, fixtures and equipment	3 - 7 years

We capitalize the costs of software developed for internal use when the preliminary project stage of the application has been completed and it is probable that the project will be completed and used to perform the function intended. Amortization commences when the software is placed into service.

We also capitalize interest on internal software development projects. The amount of interest capitalized is computed by applying our weighted average borrowing rate to qualifying expenditures. We capitalized almost nil, $1 million and $3 million of interest during the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

We evaluate the recoverability of our long-lived assets, including property and equipment and finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be recoverable. This analysis is performed by comparing the carrying values of the assets to the current and expected future cash flows to be generated from these assets, on an undiscounted basis. If this analysis indicates that the carrying value of an asset is not recoverable, the carrying value is reduced to fair value through an impairment charge in our consolidated statements of operations.

Goodwill, Trademarks and Other Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the underlying assets acquired and liabilities assumed in the acquisition of a business. We assign goodwill to reporting units that are expected to benefit from the business combination as of the acquisition date. Goodwill is not subject to amortization.

Our indefinite-lived intangible assets include our trademarks and trade names, which are not subject to amortization. Our finite-lived intangible assets primarily include our customer and vendor relationships and are amortized over their estimated useful lives, generally 4 to 8 years, using the straight-line method. Our

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

intangible assets primarily relate to the acquisition of entities accounted for using the purchase method of accounting and are estimated by management based on the fair value of assets received.

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment testing of goodwill and other indefinite-lived intangible assets in the fourth quarter of each year, in connection with our annual planning process.

We assess goodwill for possible impairment using a two-step process. The first step identifies if there is potential goodwill impairment. If step one indicates that an impairment may exist, a second step is performed to measure the amount of the goodwill impairment, if any. Goodwill impairment exists when the estimated fair value of goodwill is less than its carrying value. If impairment exists, the carrying value of the goodwill is reduced to fair value through an impairment charge in our consolidated statements of operations.

For purposes of goodwill impairment testing, we estimate the fair value of our reporting units to which goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of the testing date. The market approach is a valuation method in which fair value is estimated based on observed prices in actual transactions and on asking prices for similar assets. Under the market approach, the valuation process is essentially that of comparison and correlation between the subject asset and other similar assets. The income approach is a method in which fair value is estimated based on the cash flows that an asset could be expected to generate over its useful life, including residual value cash flows. These cash flows are then discounted to their present value equivalents using a rate of return that accounts for the relative risk of not realizing the estimated annual cash flows and for the time value of money. Variations of the income approach are used to estimate certain of the intangible asset fair values.

We assess our trademarks and trade names for impairment by comparing their carrying value to their estimated fair value. Impairment exists when the estimated fair value of the trademark or trade name is less than its carrying value. If impairment exists, then the carrying value is reduced to fair value through an impairment charge recorded to our consolidated statements of operations. We use a market or income valuation approach, as described above, to estimate fair values of the relevant trademarks and trade names.

Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz initial public offering in December 2003 (“Orbitz IPO”). As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

We use discounted cash flows in calculating and recognizing the tax sharing liability. We review the calculation of the tax sharing liability on a quarterly basis and make revisions to our estimated timing of payments when appropriate. We also assess whether there are any significant changes, such as changes in timing of payments and tax rates, that could materially affect the present value of the tax sharing liability. Although the expected gross remaining payments that may be due under this agreement are $214 million as of December 31, 2009, the timing of payments may change. Any changes in timing of payments are recognized

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

prospectively as accretions to the tax sharing liability in our consolidated balance sheets and non-cash interest expense in our consolidated statements of operations.

At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts due under the tax sharing agreement. As a result, we have a $37 million receivable included in other non-current assets in our consolidated balance sheets at December 31, 2009 and December 31, 2008. Cendant is obligated to pay us this amount when it receives the tax benefit. We regularly monitor the financial condition of Cendant to assess the collectability of this receivable.

Equity-Based Compensation

We measure equity-based compensation cost at fair value and recognize the corresponding compensation expense on a straight-line basis over the service period during which awards are expected to vest. We include equity-based compensation expense in the selling, general and administrative line of our consolidated statements of operations. The fair value of restricted stock and restricted stock units is determined based on the average of the high and low price of our common stock on the date of grant. The fair value of stock options is determined on the date of grant using the Black-Scholes valuation model. The amount of equity-based compensation expense recorded each period is net of estimated forfeitures. We estimate forfeitures based on historical employee turnover rates, the terms of the award issued and assumptions regarding future employee turnover.

Recently Issued Accounting Pronouncements

In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. This guidance, as it applies to non-financial assets and non-financial liabilities that are recognized at fair value on a nonrecurring basis, was effective beginning on January 1, 2009. Our adoption of this guidance for our non-financial assets and non-financial liabilities did not have a material impact on our consolidated financial position or results of operations.

In December 2007, the FASB issued updated guidance that establishes principles and requirements for the reporting entity in a business combination, including recognition and measurement in the financial statements of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. This guidance also establishes disclosure requirements to enable financial statement users to evaluate the nature and financial effects of the business combination. We adopted this guidance on January 1, 2009. Our adoption of this guidance will not have an effect on our consolidated financial statements unless we enter into a business combination or reduce our deferred tax valuation allowance that was established in purchase accounting. Prior to our adoption of this guidance, any reductions in our remaining deferred income tax valuation allowance that was originally established in purchase accounting were recorded through goodwill. Beginning January 1, 2009, these reductions are recorded through our consolidated statements of operations.

In December 2007, the FASB issued updated guidance that establishes accounting and reporting standards for the noncontrolling interest (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. This guidance requires that noncontrolling interests be classified as a separate component of equity in the consolidated financial statements and requires that the amount of net income attributable to noncontrolling interests be included in consolidated net income. This guidance was effective January 1, 2009 on a prospective basis, except for the presentation and disclosure requirements, which are applied retrospectively. Our adoption of this guidance did not have a material impact on our consolidated financial position or results of operations.

In March 2008, the FASB issued guidance that changes the disclosure requirements for derivative instruments and hedging activities previously identified. This guidance provides for enhanced disclosures

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

regarding (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. We adopted this guidance on January 1, 2009. Our adoption of this guidance did not have an impact on our consolidated financial position or results of operations. The applicable disclosures are included in Note 14 — Derivative Financial Instruments.

In June 2008, the FASB issued guidance that states that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share using the two-class method. This guidance also requires all prior period earnings per share data presented to be adjusted retrospectively. We adopted this guidance on January 1, 2009, and it did not have an impact on our consolidated financial statements or calculation of earnings per share.

In April 2009, the FASB issued guidance that requires disclosures about the fair value of financial instruments for interim reporting periods and in annual financial statements. This guidance was effective for interim reporting periods ending after June 15, 2009. Our adoption of this guidance did not have an impact on our consolidated financial position or results of operations. The applicable disclosures are included in Note 19 — Fair Value Measurements.

In May 2009, the FASB issued guidance that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. This guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim or annual periods ending after June 15, 2009. Our adoption of this guidance did not have an impact on our consolidated financial position or results of operations.

In June 2009, the FASB issued The FASB Accounting Standards Codificationtm and the Hierarchy of Generally Accepted Accounting Principles, which identifies the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States. The new codification was effective for interim and annual periods ending after September 15, 2009. Our adoption of the new codification did not have an impact on our consolidated financial position or results of operations.

In August 2009, the FASB issued guidance that addresses the impact of transfer restrictions on the fair value of a liability and the ability to use the fair value of a liability that is traded as an asset as an input to the valuation of the underlying liability. The guidance also clarifies the application of certain valuation techniques, including when to make adjustments to fair value. This guidance was effective in the fourth quarter of 2009. The adoption of this guidance did not have an impact on our consolidated financial position or results of operations.

In September 2009, the FASB issued guidance that allows companies to allocate arrangement consideration in a multiple element arrangement in a way that better reflects the transaction economics. It provides another alternative for establishing fair value for a deliverable when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined. When this evidence cannot be determined, companies will be required to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. The guidance also expands the disclosure requirements to require that an entity provide both qualitative and quantitative information about the significant judgments made in applying this guidance. This guidance is effective on a prospective basis for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revenue arrangements entered into or materially modified on or after January 1, 2011. We are currently assessing the impact of this guidance on our financial position and results of operations.

In January 2010, the FASB issued guidance that requires expanded disclosures about fair value measurements. This guidance adds new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We are currently assessing the impact of this guidance on our financial position and results of operations.

3.	Impairment of Goodwill and Intangible Assets

We assess the carrying value of goodwill and other indefinite-lived intangible assets for impairment annually or more frequently whenever events occur and circumstances change indicating potential impairment. We also evaluate the recoverability of our long-lived assets, including our finite-lived intangible assets, when circumstances indicate that the carrying value of those assets may not be recoverable. See Note 2 — Summary of Significant Accounting Policies for further information on our accounting policy for goodwill, other indefinite-lived intangible assets and finite-lived intangible assets.

2009

During the three months ended March 31, 2009, we experienced a significant decline in our stock price, and economic and industry conditions continued to weaken. These factors, coupled with an increase in competitive pressures, indicated potential impairment of our goodwill and trademarks and trade names. As a result, in connection with the preparation of our financial statements for the first quarter of 2009, we performed an interim impairment test of goodwill and trademarks and trade names.

For purposes of testing goodwill for potential impairment, we estimated the fair value of the applicable reporting units to which all goodwill is allocated using generally accepted valuation methodologies, including market and income based approaches, and relevant data available through and as of March 31, 2009.

For purposes of testing our indefinite-lived intangible assets for impairment, we used appropriate valuation techniques to separately estimate the fair values of all of our indefinite-lived intangible assets as of March 31, 2009 and compared those estimates to the respective carrying values. Our indefinite-lived intangible assets are comprised of trademarks and trade names. We used an income valuation approach to estimate fair values of the relevant trademarks and trade names. The key inputs to the discounted cash flow model were our historical and estimated future revenues, an assumed royalty rate, and the discount rate, among others. While certain of these inputs are observable, significant judgment was required to select certain inputs from observed market data.

As part of our interim impairment test, we were required to determine the fair values of our finite-lived intangible assets, including our customer and vendor relationships, as of March 31, 2009. We determined the fair values of our finite-lived intangible assets by discounting the estimated future cash flows of these assets.

As a result of this testing, we concluded that the goodwill and trademarks and trade names related to both our domestic and international subsidiaries were impaired. Accordingly, we recorded a non-cash impairment charge of $332 million during the year ended December 31, 2009, of which $250 million related to goodwill and $82 million related to trademarks and trade names. This charge is included in the impairment of goodwill and intangible assets expense line item in our consolidated statement of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Due to the current economic uncertainty and other factors, we cannot assure that the remaining amounts of goodwill, indefinite-lived intangible assets and finite-lived intangible assets will not be further impaired in future periods.

2008

During the year ended December 31, 2008, in connection with our annual planning process, we lowered our long-term earnings forecast in response to changes in the economic environment, including the potential future impact of airline capacity reductions, increased fuel prices and a weakening global economy. These factors, coupled with a prolonged decline in our market capitalization, indicated potential impairment of our goodwill and trademarks and trade names. Additionally, given the economic environment, our distribution partners were under increased pressure to reduce their overall costs and could have attempted to terminate or renegotiate their agreements with us on more favorable terms to them. These factors indicated that the carrying value of certain of our finite-lived intangible assets, specifically customer relationships, may not be recoverable. As a result, in connection with the preparation of our financial statements for the third quarter of 2008, we performed an interim impairment test of our goodwill, indefinite-lived intangible assets and finite-lived intangible assets.

For purposes of testing goodwill for potential impairment, we estimated the fair value of the applicable reporting units to which all goodwill is allocated using generally accepted valuation methodologies, including the market and income based approaches, and relevant data available through and as of September 30, 2008.

We further used appropriate valuation techniques to separately estimate the fair values of all of our indefinite-lived intangible assets as of September 30, 2008 and compared those estimates to the respective carrying values. We used a market or income valuation approach to estimate fair values of the relevant trademarks and trade names.

We also determined the estimated fair values of certain of our finite-lived intangible assets as of September 30, 2008, specifically certain of our customer relationships whose carrying values exceeded their expected future cash flows on an undiscounted basis. We determined the fair values of these customer relationships by discounting the estimated future cash flows of these assets. We then compared the estimated fair values to the respective carrying values.

As a result of this testing, we concluded that the goodwill and trademarks and trade names related to both our domestic and international subsidiaries as well as the customer relationships related to our domestic subsidiaries were impaired. Accordingly, we recorded a non-cash impairment charge of $297 million during the year ended December 31, 2008, of which $210 million related to goodwill, $74 million related to trademarks and trade names and $13 million related to customer relationships. This charge is included in the impairment of goodwill and intangible assets expense line item in our consolidated statements of operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment, Net

Property and equipment, net, consisted of the following:

	December 31, 2009	December 31, 2008
	(in millions)

Capitalized software	$221	$188
Furniture, fixtures and equipment	69	60
Leasehold improvements	13	13
Construction in progress	14	15

Gross property and equipment	317	276
Less: accumulated depreciation and amortization	(136)	(86)

Property and equipment, net	$181	$190

For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, we recorded depreciation and amortization expense related to property and equipment in the amount of $52 million, $48 million and $37 million, respectively.

There were no assets subject to capital leases at December 31, 2009 and December 31, 2008.

5.	Goodwill and Intangible Assets

In connection with the Blackstone Acquisition, the carrying value of our assets and liabilities was revised to reflect fair values as of August 23, 2006. The total amount of resulting goodwill that was assigned to us was $1.2 billion.

Goodwill and indefinite-lived intangible assets consisted of the following at December 31, 2009 and December 31, 2008:

	December 31, 2009	December 31, 2008
	(in millions)

Goodwill and Indefinite-Lived Intangible Assets:
Goodwill	$713	$949
Trademarks and trade names	155	232

The changes in the carrying amount of goodwill were as follows:

Amount
(in millions)

Balance at December 31, 2007, net of accumulated impairment of $0	$1,181
Impairment (a)	(210)
Impact of foreign currency translation (b)	(22)

Balance at December 31, 2008, net of accumulated impairment of $210	949
Impairment (a)	(250)
Impact of foreign currency translation (b)	14

Balance at December 31, 2009, net of accumulated impairment of $460	$713

(a)	During the years ended December 31, 2009 and December 31, 2008, we recorded non-cash impairment charges related to goodwill and trademarks and trade names (see Note 3 — Impairment of Goodwill and Intangible Assets).

(b)	Goodwill is allocated among our subsidiaries, including certain international subsidiaries. As a result, the carrying amount of our goodwill is impacted by foreign currency translation each period.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Finite-lived intangible assets consisted of the following at December 31, 2009 and December 31, 2008:

	December 31, 2009				December 31, 2008
	Gross		Net	Weighted	Gross		Net	Weighted
	Carrying	Accumulated	Carrying	Average	Carrying	Accumulated	Carrying	Average
	Amount	Amortization	Amount	Useful Life	Amount	Amortization	Amount	Useful Life
		(in millions)		(in years)		(in millions)		(in years)

Finite-Lived Intangible Assets:
Customer relationships (a)	$66	$(50)	$16	4	$68	$(37)	$31	4
Vendor relationships and other	5	(2)	3	7	4	(1)	3	7

Total Finite-Lived Intangible Assets	$71	$(52)	$19	5	$72	$(38)	$34	5

(a)	During the year ended December 31, 2008, we recorded a non-cash impairment charge of $13 million related to our customer relationships (see Note 3 — Impairment of Goodwill and Intangible Assets).

For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, we recorded amortization expense related to finite-lived intangible assets in the amount of $17 million, $18 million and $20 million, respectively. These amounts are included in depreciation and amortization expense in our consolidated statements of operations.

The table below shows estimated amortization expense related to our finite-lived intangible assets over the next five years:

Year	(in millions)

2010	$11
2011	3
2012	2
2013	2
2014	1

Total	$19

6.	Accrued Expenses

Accrued expenses consisted of the following:

	December 31, 2009	December 31, 2008
	(in millions)

Employee costs (a)	$33	$13
Advertising and marketing	18	29
Tax sharing liability, current	17	15
Rebates	6	6
Customer service costs	6	5
Contract exit costs (b)	5	4
Technology costs	4	7
Professional fees	4	4
Unfavorable contracts, current	3	3
Facilities costs	3	4
Other	14	16

Total accrued expenses	$113	$106

(a)	At December 31, 2009, the employee costs line item includes amounts accrued related to our Performance-Based Annual Incentive Plan. At December 31, 2008, based on Company performance, no such amounts were accrued.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	In connection with our early termination of an agreement during the year ended December 31, 2007, we are required to make termination payments totaling $18 million from January 1, 2008 to December 31, 2016, and we recorded a $13 million charge to selling, general and administrative expense in our consolidated statements of operations for the year ended December 31, 2007. We accreted interest expense of $1 million related to the termination liability during each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007. We also made the required termination payments of $4 million, $1 million and $0 during the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. At December 31, 2009, the net present value of the remaining termination payments of $11 million was included in our consolidated balance sheets, $5 million of which was included in accrued expenses and $6 million of which was included in other non-current liabilities. At December 31, 2008, the net present value of the remaining termination payments of $14 million was included in our consolidated balance sheets, $4 million of which was included in accrued expenses and $10 million of which was included in other non-current liabilities.

7.	Term Loan and Revolving Credit Facility

On July 25, 2007, concurrent with the IPO, we entered into a $685 million senior secured credit agreement (“Credit Agreement”) consisting of a seven-year $600 million term loan facility (“Term Loan”) and a six-year $85 million revolving credit facility (“Revolver”).

Term Loan

The Term Loan bears interest at a variable rate, at our option, of LIBOR plus a margin of 300 basis points or an alternative base rate plus a margin of 200 basis points. The alternative base rate is equal to the higher of the Federal Funds Rate plus one half of 1% and the prime rate (“Alternative Base Rate”). The principal amount of the Term Loan is payable in quarterly installments of $1.5 million, with the final installment (equal to the remaining outstanding balance) due upon maturity in July 2014. In addition, beginning with the first quarter of 2009, we are required to make an annual prepayment on the Term Loan in the first quarter of each fiscal year in an amount up to 50% of the prior year’s excess cash flow, as defined in the Credit Agreement. Prepayments from excess cash flow are applied, in order of maturity, to the scheduled quarterly term loan principal payments. Based on our cash flow for the year ended December 31, 2008, we were not required to make a prepayment in 2009. Based on our cash flow for the year ended December 31, 2009, we are required to make a prepayment on the Term Loan of $21 million in the first quarter of 2010. The potential amount of prepayment from excess cash flow that will be required beyond the first quarter of 2010 is not reasonably estimable as of December 31, 2009.

The changes in the Term Loan during the years ended December 31, 2009 and December 31, 2008 were as follows:

Amount
(in millions)

Balance at December 31, 2007	$599
Scheduled principal payments	(6)

Balance at December 31, 2008	593
Scheduled principal payments	(6)
Repurchases (a)	(10)

Balance at December 31, 2009	$577

(a)	On June 2, 2009, we entered into an amendment (the “Amendment”) to our Credit Agreement, which permits us to purchase portions of the outstanding Term Loan on a non-pro rata basis using cash up to $10 million and future cash proceeds from equity issuances and in exchange for equity interests on

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or prior to June 2, 2010. Any portion of the Term Loan purchased by us will be retired pursuant to the terms of the amendment.

On June 17, 2009, we completed the purchase of $10 million in principal amount of the Term Loan, as required by the Amendment. The principal amount of the Term Loan purchased (net of associated unamortized debt issuance costs of almost nil) exceeded the amount we paid to purchase the debt (inclusive of miscellaneous fees incurred) by $2 million. Accordingly, we recorded a $2 million gain on extinguishment of a portion of the Term Loan, which is included in gain on extinguishment of debt in our consolidated statements of operations for the year ended December 31, 2009.

At December 31, 2009, we had interest rate swaps outstanding that effectively converted $200 million of the Term Loan to a fixed interest rate (see Note 14 — Derivative Financial Instruments). At December 31, 2009, $100 million of the Term Loan effectively bears interest at a fixed rate of 6.39% and an additional $100 million of the Term Loan effectively bears interest at a fixed rate of 5.98%, through these interest rate swaps. Of the remaining $377 million of the Term Loan, $327 million bears interest at a variable rate of LIBOR plus 300 basis points, or 3.23%, as of December 31, 2009, which is based on the one-month LIBOR, and $50 million bears interest at a variable rate of LIBOR plus 300 basis points, or 3.26%, as of December 31, 2009, which is based on the three-month LIBOR.

At December 31, 2008, we had interest rate swaps outstanding that effectively converted $400 million of the Term Loan to a fixed interest rate. At December 31, 2008, $200 million of the Term Loan effectively had a fixed interest rate of 8.21%, $100 million of the Term Loan effectively had a fixed interest rate of 6.39% and an additional $100 million of the Term Loan effectively had a fixed interest rate of 5.98%, through these interest rate swaps. Of the remaining $193 million of the Term Loan, $100 million had a variable interest rate of LIBOR plus 300 basis points, or 4.46%, as of December 31, 2008, which was based on the three-month LIBOR, and $93 million had a variable interest rate of LIBOR plus 300 basis points, or 3.46%, as of December 31, 2008, which was based on the one-month LIBOR.

Revolver

The Revolver provides for borrowings and letters of credit of up to $85 million ($50 million in U.S. dollars and the equivalent of $35 million denominated in Euros and Pounds Sterling) and bears interest at a variable rate, at our option, of LIBOR plus a margin of 225 basis points or an Alternative Base Rate plus a margin of 125 basis points. The margin is subject to change based on our total leverage ratio, as defined in the Credit Agreement, with a maximum margin of 250 basis points on LIBOR-based loans and 150 basis points on Alternative Base Rate loans. We also incur a commitment fee of 50 basis points on any unused amounts on the Revolver. The Revolver matures in July 2013.

Lehman Commercial Paper Inc., which filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on October 5, 2008, held a $12.5 million commitment, or 14.7% percent, of the $85 million available under the Revolver. As a result, total availability under the Revolver has effectively been reduced from $85 million to $72.5 million.

At December 31, 2009 and December 31, 2008, $42 million and $21 million of borrowings were outstanding under the Revolver, respectively, all of which were denominated in U.S. dollars. In addition, at December 31, 2009, there was the equivalent of $5 million of outstanding letters of credit issued under the Revolver, which were denominated in Pounds Sterling. There were no outstanding letters of credit issued under the Revolver at December 31, 2008. The amount of letters of credit issued under the Revolver reduces the amount available to us for borrowings. We had $26 million and $52 million of availability under the Revolver at December 31, 2009 and December 31, 2008, respectively.

At December 31, 2009, the $42 million of borrowings outstanding under the Revolver bear interest at a variable rate equal to the U.S.-dollar LIBOR rate plus 225 basis points, or 2.48%. At December 31, 2008,

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$11 million of the outstanding borrowings had an interest rate equal to the Alternative Base Rate plus 150 basis points, or 4.75%, and $10 million of the outstanding borrowings had a variable interest rate of LIBOR plus 250 basis points, or 2.96%. Commitment fees on unused amounts under the Revolver were almost nil for each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

We incurred an aggregate of $5 million of debt issuance costs in connection with the Term Loan and Revolver. These costs are being amortized to interest expense over the contractual terms of the Term Loan and Revolver based on the effective-yield method. Amortization of debt issuance costs was $1 million, $1 million and almost nil for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

The Term Loan and Revolver are both secured by substantially all of our and our domestic subsidiaries’ tangible and intangible assets, including a pledge of 100% of the outstanding capital stock or other equity interests of substantially all of our direct and indirect domestic subsidiaries and 65% of the capital stock or other equity interests of certain of our foreign subsidiaries, subject to certain exceptions. The Term Loan and Revolver are also guaranteed by substantially all of our domestic subsidiaries.

The Credit Agreement contains various customary restrictive covenants that limit our ability to, among other things: incur additional indebtedness or enter into guarantees; enter into sale or leaseback transactions; make investments, loans or acquisitions; grant or incur liens on our assets; sell our assets; engage in mergers, consolidations, liquidations or dissolutions; engage in transactions with affiliates; and make restricted payments.

The Credit Agreement requires us not to exceed a maximum total leverage ratio, which declines through March 31, 2011, and to maintain a minimum fixed charge coverage ratio, each as defined in the Credit Agreement. As of December 31, 2009, we were required not to exceed a maximum total leverage ratio of 4.25 to 1 and to maintain a minimum fixed charge coverage ratio of 1 to 1. As of December 31, 2009, we were in compliance with all covenants and conditions of the Credit Agreement.

The table below shows the aggregate maturities of the Term Loan and Revolver over the next five years, excluding any mandatory repayments that could be required under the Term Loan beyond the first quarter of 2010:

Year	(in millions)

2010	$21
2011	—
2012	—
2013	45
2014	553

Total	$619

8.	Exchange Agreement and Stock Purchase Agreement

On November 4, 2009, we entered into an Exchange Agreement (the “Exchange Agreement”) with PAR Investment Partners, L.P. (“PAR”). Pursuant to the Exchange Agreement, as amended, PAR agreed to exchange $50 million aggregate principal amount of term loans outstanding under our senior secured credit agreement for 8,141,402 shares of our common stock. Concurrently with the entry into the Exchange Agreement, we also entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Travelport pursuant to which Travelport agreed to purchase 9,025,271 shares of our common stock for $50 million in cash. Both equity investments were priced at $5.54 per share based on the market closing price of the Company’s common stock on Tuesday, November 3, 2009.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The equity investments contemplated by the Exchange Agreement and the Stock Purchase Agreement were subject to customary closing conditions, including a condition that both transactions must close simultaneously, and were subject to shareholder approval under the New York Stock Exchange rules.

In connection with the Exchange Agreement and the Stock Purchase Agreement, the Company entered into a Shareholders’ Agreement with PAR and Travelport pursuant to which, contingent upon the completion of the transactions contemplated by the Exchange Agreement and the Stock Purchase Agreement, PAR has the right to designate one director and Travelport has the right to designate an additional director to our Board of Directors. Both transactions closed in January 2010 (see Note 23 — Subsequent Events).

9.	Tax Sharing Liability

We have a liability included in our consolidated balance sheets that relates to a tax sharing agreement between Orbitz and the Founding Airlines. The agreement governs the allocation of tax benefits resulting from a taxable exchange that took place in connection with the Orbitz IPO in December 2003. As a result of this taxable exchange, the Founding Airlines incurred a taxable gain. The taxable exchange caused Orbitz to have additional future tax deductions for depreciation and amortization due to the increased tax basis of its assets. The additional tax deductions for depreciation and amortization may reduce the amount of taxes we are required to pay in future years. For each tax period during the term of the tax sharing agreement, we are obligated to pay the Founding Airlines a significant percentage of the amount of the tax benefit realized as a result of the taxable exchange. The tax sharing agreement commenced upon consummation of the Orbitz IPO and continues until all tax benefits have been utilized.

As of December 31, 2009, the estimated remaining payments that may be due under this agreement were approximately $214 million. Payments under the tax sharing agreement are generally due in the second, third and fourth calendar quarters of the year, with two payments due in the second quarter. We estimate that the net present value of our obligation to pay tax benefits to the Founding Airlines was $126 million and $124 million at December 31, 2009 and December 31, 2008, respectively. This estimate is based upon certain assumptions, including our future operating performance and taxable income, the tax rate, the timing of tax payments, current and projected market conditions, and the applicable discount rate, all of which we believe are reasonable. The discount rate assumption is based on our weighted average cost of capital at the time of the Blackstone Acquisition, which was approximately 12%. These assumptions are inherently uncertain, however, and actual results could differ from our estimates.

The table below shows the changes in the tax sharing liability over the past two years:

Amount
(in millions)

Balance at December 31, 2007	$141
Accretion of interest expense (a)	17
Cash payments	(20)
Adjustment due to a reduction in our effective tax rate (b)	(14)

Balance at December 31, 2008	124
Accretion of interest expense (a)	13
Cash payments	(11)

Balance at December 31, 2009	$126

(a)	We accreted interest expense related to the tax sharing liability of $13 million, $17 million and $14 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	This adjustment was recorded to appropriately reflect our liability under the tax sharing agreement following a reduction in our effective tax rate during the year ended December 31, 2008, which resulted from a change in state tax law as it relates to the apportionment of income. The reduction in our effective tax rate reduces the estimated remaining payments that may be due to the airlines under the tax sharing agreement. The adjustment to the tax sharing liability was recorded as a reduction to selling, general and administrative expense in our consolidated statements of operations, as this liability represents a commercial liability, not a tax liability. If our effective tax rate changes in the future, at either the federal or state level, we may be required to further adjust our liability under the tax sharing agreement.

Based upon the future payments we expect to make, the current portion of the tax sharing liability of $17 million and $15 million is included in accrued expenses in our consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively. The long-term portion of the tax sharing liability of $109 million is reflected as the tax sharing liability in our consolidated balance sheets at December 31, 2009 and December 31, 2008. At the time of the Blackstone Acquisition, Cendant (now Avis Budget Group, Inc.) indemnified Travelport and us for a portion of the amounts due under the tax sharing agreement. As a result, we recorded a receivable of $37 million which is included in other non-current assets in our consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively. We expect to collect this receivable when Cendant receives the tax benefit. Similar to our trade accounts receivable, if we were, in the future, to determine that all or a portion of this receivable is not collectable, the portion of this receivable that was no longer deemed collectable would be written off.

The table below shows the estimated payments under our tax sharing liability over the next five years:

Year	(in millions)

2010	$19
2011	20
2012	21
2013	18
2014	18
Thereafter	118

Total	$214

10.	Unfavorable Contracts

In December 2003, we entered into amended and restated airline charter associate agreements, or “Charter Associate Agreements,” with the Founding Airlines as well as US Airways (“Charter Associate Airlines”). These agreements pertain to our Orbitz business, which was owned by the Founding Airlines at the time we entered into the agreements. Under each Charter Associate Agreement, the Charter Associate Airline has agreed to provide Orbitz with information regarding the airline’s flight schedules, published air fares and seat availability at no charge and with the same frequency and at the same time as this information is provided to the airline’s own website or to a website branded and operated by the airline and any of its alliance partners or to the airline’s internal reservation system. The agreements also provide Orbitz with nondiscriminatory access to seat availability for published fares, as well as marketing and promotional support. Under each agreement, the Charter Associate Airline provides us with agreed upon transaction payments when consumers book air travel on the Charter Associate Airline on Orbitz.com. The payments we receive are based on the value of the tickets booked and gradually decrease over time. The agreements expire on December 31, 2013. However, certain of the Charter Associate Airlines may terminate their agreements for any reason or no reason prior to the scheduled expiration date upon thirty days prior notice to us.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the Charter Associate Agreements, we must pay a portion of the GDS incentive revenue we earn from Worldspan back to the Charter Associate Airlines in the form of a rebate. The rebate payments are required when airline tickets for travel on a Charter Associate Airline are booked through the Orbitz.com website utilizing Worldspan. The rebate payments are made in part for in-kind marketing and promotional support we receive. However, a portion of the rebate payments are deemed to be unfavorable because we receive no benefit for these payments.

The rebate structure under the Charter Associate Agreements was considered unfavorable when compared with market conditions at the time of the Blackstone Acquisition. As a result, an unfavorable contract liability was recorded at its fair value at the acquisition date. The fair value of the unfavorable contract liability was determined using the discounted cash flows of the expected rebates, net of the expected fair value of in-kind marketing support.

At December 31, 2009 and December 31, 2008, the net present value of the unfavorable contract liability was $13 million and $16 million, respectively. The current portion of the liability of $3 million was included in accrued expenses in our consolidated balance sheets at December 31, 2009 and December 31, 2008. The long term portion of the liability of $10 million and $13 million is included in unfavorable contracts in our consolidated balance sheets at December 31, 2009 and December 31, 2008, respectively.

This liability is being amortized to revenue in our consolidated statements of operations on a straight-line basis over the remaining contractual term. We recognized revenue for the unfavorable portion of the Charter Associate Agreements in the amount of $3 million for each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

11.	Commitments and Contingencies

The following table summarizes our commitments as of December 31, 2009:

	2010	2011	2012	2013	2014	Thereafter	Total
	(in millions)

Operating leases (a)	$7	$5	$4	$4	$4	$24	$48
Travelport GDS contract (b)	42	20	20	20	20	—	122
Telecommunications service agreement	1	—	—	—	—	—	1
Systems infrastructure agreements	3	—	—	—	—	—	3
Software license agreement	9	—	—	—	—	—	9

Total	$62	$25	$24	$24	$24	$24	$183

(a)	These operating leases are primarily for facilities and equipment and represent non-cancelable leases. Certain leases contain periodic rent escalation adjustments and renewal options. Our operating leases expire at various dates, with the latest maturing in 2023. For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, we recorded rent expense in the amount of $7 million, $6 million and $8 million, respectively. As a result of various subleasing arrangements that we have entered into, we are expecting approximately $4 million in sublease income through 2012.

(b)	In connection with the IPO, we entered into an agreement with Travelport to use GDS services provided by both Galileo and Worldspan (the “Travelport GDS Service Agreement”). The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each segment that is processed through the Worldspan and Galileo GDSs (the “Travelport GDSs”). This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 36 million segments during the year ended December 31, 2009, 16 million segments through Worldspan and 20 million segments through Galileo. The required number of segments processed annually for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Worldspan is fixed at 16 million segments, while the required number of segments for Galileo is subject to adjustment based upon the actual segments processed by our domestic brands in the preceding year. We are required to process approximately 18 million segments through Galileo during the year ending December 31, 2010. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. Historically, we have met the minimum segment requirement for our domestic brands. The table above includes shortfall payments required by the agreement if we do not process any segments through Worldspan during the remainder of the contract term and shortfall payments required if we do not process any segments through Galileo during the year ending December 31, 2010. Because the required number of segments for Galileo adjusts based on the actual segments processed in the preceding year, we are unable to predict shortfall payments that may be required beyond 2010. However, we do not expect to make any shortfall payments for our domestic brands in the foreseeable future.

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2009 and December 31, 2008, and as a result, we were required to make nominal shortfall payments to Travelport related to each of these years. Because the required number of segments to be processed through the Travelport GDSs is dependent on the actual segments processed by ebookers in certain countries in a given year, we are unable to predict shortfall payments that may be required for the years beyond 2009. As a result, the table above excludes any shortfall payments that may be required related to our ebookers brands for the years beyond 2009. If we meet the minimum number of segments, we are not required to make shortfall payments to Travelport (see Note 18 — Related Party Transactions).

In addition to the commitments and contingencies shown above, we are required to make principal payments on the Term Loan and repay amounts outstanding on the Revolver at maturity (see Note 7 — Term Loan and Revolving Credit Facility). We also expect to make approximately $214 million of payments in connection with the tax sharing agreement with the Founding Airlines (see Note 9 — Tax Sharing Liability). Also excluded from the above table are $5 million of liabilities for uncertain tax positions for which the period of settlement is not currently determinable.

Company Litigation

We are involved in various claims, legal proceedings and governmental inquiries related to contract disputes, business practices, intellectual property and other commercial, employment and tax matters.

We are party to various cases brought by consumers and municipalities and other U.S. governmental entities involving hotel occupancy taxes and our merchant hotel business model. Some of the cases are purported class actions, and most of the cases were brought simultaneously against other online travel companies, including Expedia, Travelocity and Priceline. The cases allege, among other things, that we violated the jurisdictions’ hotel occupancy tax ordinance. While not identical in their allegations, the cases generally assert similar claims, including violations of local or state occupancy tax ordinances, violations of consumer protection ordinances, conversion, unjust enrichment, imposition of a constructive trust, demand for a legal or equitable accounting, injunctive relief, declaratory judgment, and in some cases, civil conspiracy. The plaintiffs seek relief in a variety of forms, including: declaratory judgment, full accounting of monies owed, imposition of a constructive trust, compensatory and punitive damages, disgorgement, restitution, interest, penalties and costs, attorneys’ fees, and where a class action has been claimed, an order certifying the

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

action as a class action. An adverse ruling in one or more of these cases could require us to pay tax retroactively and prospectively and possibly pay penalties, interest and fines. The proliferation of additional cases could result in substantial additional defense costs.

We have also been contacted by several municipalities or other taxing bodies concerning our possible obligations with respect to state or local hotel occupancy or related taxes. The cities of Phoenix, Arizona; North Little Rock and Pine Bluff, Arkansas; Colorado Springs and Steamboat Springs, Colorado; Osceola County, Florida; 42 cities in California; an entity representing 84 cities and 14 counties in Alabama; the counties of Jefferson, Arkansas; Brunswick and Stanly, North Carolina; Duval County, Florida; Davis, Summit, Salt Lake, Utah and Weber, Utah; the South Carolina Department of Revenue; the Colorado Department of Revenue and the Hawaii Department of Taxation have issued notices to the Company. These taxing authorities have not issued assessments, but have requested information to conduct an audit and/or have requested that the Company register to pay local hotel occupancy taxes. Additional taxing authorities have begun audit proceedings and some have issued assessments against the Company, ranging from almost nil to approximately $3 million, and totaling approximately $10 million. Assessments that are administratively final and subject to judicial review have been issued by the city of Anaheim, California; the counties of Miami-Dade and Broward, Florida and the Florida Department of Revenue; the Indiana Department of Revenue and the Wisconsin Department of Revenue. In addition, the following taxing authorities have issued assessments which are subject to further review by the taxing authorities: the cities of Los Angeles, San Diego and San Francisco, California; the cities of Alpharetta, Cartersville, Cedartown, College Park, Dalton, East Point, Hartwell, Macon, Rockmart, Rome, Tybee Island and Warner Robins, Georgia; the counties of Augusta, Clayton, Cobb, DeKalb, Fulton, Gwinnett, Hart and Richmond, Georgia and the city of Philadelphia, Pennsylvania. The Company disputes that any hotel occupancy or related tax is owed under these ordinances and is challenging the assessments made against the Company. If the Company is found to be subject to the hotel occupancy tax ordinance by a taxing authority and appeals the decision in court, certain jurisdictions may attempt to require us to provide financial security or pay the assessment to the municipality in order to challenge the tax assessment in court.

We believe that we have meritorious defenses, and we are vigorously defending against these claims, proceedings and inquiries. We have not recorded any reserves related to these hotel occupancy tax matters. Litigation is inherently unpredictable and, although we believe we have valid defenses in these matters based upon advice of counsel, unfavorable resolutions could occur. While we cannot estimate our range of loss and believe it is unlikely that an adverse outcome will result from these proceedings, an adverse outcome could be material to us with respect to earnings or cash flows in any given reporting period.

We are currently seeking to recover insurance reimbursement for costs incurred to defend the hotel occupancy tax cases. We recorded a reduction to selling, general and administrative expense in our consolidated statements of operations for reimbursements received of $6 million, $8 million and $3 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. The recovery of additional amounts, if any, by us and the timing of receipt of these recoveries is unclear. As such, as of December 31, 2009, we had not recognized a reduction to selling, general and administrative expense in our consolidated statements of operations for the outstanding contingent claims for which we have not received reimbursement.

Surety Bonds and Bank Guarantees

In the ordinary course of business, we obtain surety bonds and bank guarantees, issued for the benefit of a third party, to secure performance of certain of our obligations to third parties. At December 31, 2009 and December 31, 2008, there were $1 million and $3 million of surety bonds outstanding, respectively. At December 31, 2009 and December 31, 2008, there were $1 million and $2 million of bank guarantees outstanding, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financing Arrangements

We are required to issue letters of credit to certain suppliers and non-U.S. regulatory and government agencies. The majority of these letters of credit were issued by Travelport on our behalf under the terms of the Separation Agreement (as amended) entered into in connection with the IPO. The letter of credit fees were $4 million, $3 million and $2 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. At December 31, 2009 and December 31, 2008, there were $59 million and $67 million of outstanding letters of credit issued by Travelport on our behalf, respectively (see Note 18 — Related Party Transactions). In addition, at December 31, 2009, there was the equivalent of $5 million of outstanding letters of credit issued under the Revolver, which were denominated in Pounds Sterling. There were no outstanding letters of credit issued under the Revolver at December 31, 2008.

12.	Income Taxes

Pre-tax (loss) for U.S. and non-U.S. operations consisted of the following:

	Years Ended December 31,
	2009	2008	2007
	(in millions)

U.S.	$(275)	$(124)	$(6)
Non-U.S.	(53)	(177)	(35)

Loss before income taxes	$(328)	$(301)	$(41)

The provision (benefit) for income taxes consists of the following:

	Years Ended December 31,
	2009	2008	2007
	(in millions)

Current
U.S. federal and state	$1	$—	$—
Non-U.S.	1	2	5

	2	2	5
Deferred
U.S. federal and state	—	1	6
Non-U.S.	7	(5)	32

	7	(4)	38

Provision (benefit) for income taxes	$9	$(2)	$43

The results of operations of Travelport for the period from January 1, 2007 to February 7, 2007 were included in the consolidated U.S. federal and state income tax returns for the year ended December 31, 2007 filed by Orbitz Worldwide, Inc. and its subsidiaries. However, the provision for income taxes was computed as if we filed our U.S. federal, state and foreign income tax returns on a Separate Company basis without including the results of operations of Travelport for the period from January 1, 2007 to February 7, 2007.

For the years ended December 31, 2009 and December 31, 2008, the provision for U.S. federal, state and foreign income taxes and the calculation of the deferred tax assets and liabilities were based solely on the operations of Orbitz Worldwide, Inc. and its subsidiaries. As of December 31, 2009 and December 31, 2008, our U.S. federal, state and foreign income taxes receivable was almost nil and $1 million, respectively.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision for income taxes for the year ended December 31, 2009 was primarily due to a full valuation allowance established against $11 million of foreign deferred tax assets related to our Australia-based business, as it was determined that these deferred tax assets were no longer realizable. We are required to assess whether valuation allowances should be established against our deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. We assessed the available positive and negative evidence to estimate if sufficient future taxable income would be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated in our determination was cumulative losses incurred over the three year period ended December 31, 2009. This objective evidence limited our ability to consider other subjective evidence such as future growth projections. Additionally, we were not able to realize any tax benefit on the goodwill and trademarks and trade names impairment charge, which was recorded during the year ended December 31, 2009.

The amount of the tax benefit recorded during the year ended December 31, 2008 is disproportionate to the amount of pre-tax net loss incurred during the year primarily because we were not able to realize any tax benefit on the goodwill impairment charge and only a limited amount of tax benefit on the trademarks and trade names impairment charge, which were recorded during the year ended December 31, 2008.

The amount of the tax provision recorded during the year ended December 31, 2007 is disproportionate to the amount of pre-tax net loss incurred during the year primarily because we recorded a full valuation allowance against $30 million of foreign deferred tax assets related to portions of our U.K.-based business. Prior to the IPO, we had the ability to offset these losses with taxable income of Travelport subsidiaries and affiliates in the U.K. As a result of the IPO, these subsidiaries are no longer in our U.K. group and, as a result, their income is not available to offset our losses in the U.K. group at December 31, 2007.

Our effective income tax rate differs from the U.S. federal statutory rate as follows for the years ended December 31, 2009, December 31, 2008 and December 31, 2007:

	Years Ended December 31,
	2009	2008	2007

Federal statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	(0.2)	0.1	(1.2)
Rate change impact on deferred income taxes	—	—	(2.4)
Taxes on non-U.S. operations at differing rates	(0.8)	(1.3)	(2.4)
Change in valuation allowance	(10.5)	(9.0)	(110.6)
Goodwill impairment	(26.6)	(24.8)	—
Foreign deemed dividends	—	—	(12.5)
Non deductible public offering costs	—	—	(2.0)
Reserve for uncertain tax positions	(0.1)	0.1	(5.1)
Other	0.4	0.6	(1.5)

Effective income tax rate	(2.8)%	0.7%	(102.7)%

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Current and non-current deferred income tax assets and liabilities in various jurisdictions are comprised of the following:

	December 31,
	2009	2008
	(in millions)

Current deferred income tax assets (liabilities):
Accrued liabilities and deferred income	$5	$12
Provision for bad debts	—	1
Prepaid expenses	(2)	(2)
Tax sharing liability	6	6
Change in reserve accounts	2	2
Other	—	3
Valuation allowance	(11)	(16)

Current net deferred income tax assets	$—	$6

Non-current deferred income tax assets (liabilities):
U.S. net operating loss carryforwards	$47	$45
Non-U.S. net operating loss carryforwards	95	97
Accrued liabilities and deferred income	6	6
Depreciation and amortization	116	107
Tax sharing liability	39	39
Change in reserve accounts	4	5
Other	22	13
Valuation allowance	(319)	(304)

Non-current net deferred income tax assets	$10	$8

The current and deferred income tax assets and liabilities are presented in our consolidated balance sheets as follows:

	December 31,
	2009	2008
	(in millions)

Current net deferred income tax assets:
Deferred income tax asset, current	$—	$6

Current net deferred income tax assets	$—	$6

Non-current net deferred income tax assets (liabilities):
Deferred income tax asset, non-current	$10	$9
Deferred income tax liability, non-current(a)	—	(1)

Non-current net deferred income tax assets	$10	$8

(a)	The non-current portion of the deferred income tax liability at December 31, 2008 of $1 million is included in other non-current liabilities in our consolidated balance sheet.

At December 31, 2009 and December 31, 2008, we established valuation allowances against the majority of our deferred tax assets. As a result, any changes in our gross deferred tax assets and liabilities during the

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

years ended December 31, 2009 and December 31, 2008 were largely offset by corresponding changes in our valuation allowances, resulting in a decrease in our net deferred tax assets of $4 million and $1 million, respectively.

The net deferred tax assets at December 31, 2009 and December 31, 2008 amounted to $10 million and $14 million, respectively. These net deferred tax assets relate to temporary tax to book differences in non-U.S. jurisdictions, the realization of which is, in management’s judgment, more likely than not. We have assessed, based on experience with relevant taxing authorities, our expectations of future taxable income, carry-forward periods available and other relevant factors, that we will be more likely than not to recognize these deferred tax assets.

As of December 31, 2009, we had U.S. federal and state net operating loss carry-forwards of approximately $116 million and $149 million, respectively, which expire between 2021 and 2029. In addition, we had $336 million of non-U.S. net operating loss carry-forwards, most of which do not expire. Additionally, we have $5 million of U.S. federal and state income tax credit carry-forwards which expire between 2027 and 2029 and $1 million of U.S. federal income tax credits which have no expiration date. No provision has been made for U.S. federal or non-U.S. deferred income taxes on approximately $10 million of accumulated and undistributed earnings of foreign subsidiaries at December 31, 2009. A provision has not been established because it is our present intention to reinvest the undistributed earnings indefinitely in those foreign operations. The determination of the amount of unrecognized U.S. federal or non-U.S. deferred income tax liabilities for unremitted earnings at December 31, 2009 is not practicable.

In December 2009, as permitted under the U.K. group relief provisions, we surrendered $17 million of net operating losses generated in 2007 to Donvand Limited, a subsidiary of Travelport. A full valuation allowance had previously been established for such net operating losses. As a result, upon surrender, we reduced our gross deferred tax assets and the corresponding valuation allowance by $5 million.

We have established a liability for unrecognized tax benefits that management believes to be adequate. Once established, unrecognized tax benefits are adjusted if more accurate information becomes available, or a change in circumstance or an event occurs necessitating a change to the liability. Given the inherent complexities of the business and that we are subject to taxation in a substantial number of jurisdictions, we routinely assess the likelihood of additional assessment in each of the taxing jurisdictions.

The table below shows the changes in this liability during the years ended December 31, 2009, December 31, 2008 and December 31, 2007:

Amount
(in millions)

Balance as of January 1, 2007	$2
Increase in unrecognized tax benefits as a result of tax positions taken during the current year	2
Decrease in unrecognized tax benefits as a result of tax positions taken during the prior year	(1)
Settlements	(1)

Balance as of December 31, 2007	2
Increase in unrecognized tax benefits as a result of tax positions taken during the prior year	6
Decrease in unrecognized tax benefits as a result of tax positions taken during the prior year	(1)
Impact of foreign currency translation	(1)

Balance as of December 31, 2008	6
Decrease in unrecognized tax benefits as a result of tax positions taken during the prior year	(1)

Balance as of December 31, 2009	$5

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $1 million, $1 million and $2 million as of December 31, 2009, December 31, 2008 and December 31, 2007, respectively. We do not expect to make any cash tax payments nor do we expect any statutes of limitations to lapse related to our liability for unrecognized tax benefits within the next twelve months.

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest and penalties of almost nil during each of the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. Accrued interest and penalties were $1 million and almost nil as of December 31, 2009 and December 31, 2008, respectively.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. We adjust these unrecognized tax benefits, as well as the related interest and penalties, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution could be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the U.S. (federal and state), the U.K. and Australia. With limited exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for the years before 2005. We are no longer subject to U.K. federal income tax examinations for years before 2008. We are no longer subject to Australian federal income tax examinations for the years before 2005.

With respect to periods prior to the Blackstone Acquisition, we are only required to take into account income tax returns for which we or one of our subsidiaries is the primary taxpaying entity, namely separate state returns and non-U.S. returns. Uncertain tax positions related to U.S. federal and state combined and unitary income tax returns filed are only applicable in the post-acquisition accounting period. We and our domestic subsidiaries currently file a consolidated income tax return for U.S. federal income tax purposes.

In connection with the IPO, on July 25, 2007, the Company entered into a tax sharing agreement with Travelport, pursuant to which the Company and Travelport agreed to split, on a 29%/71% basis, all:

•	taxes attributable to certain restructuring transactions undertaken in contemplation of the IPO;

•	certain taxes imposed as a result of prior membership in a consolidated group, including (i) the consolidated group for U.S. federal income tax purposes of which the Company was the common parent and (ii) the consolidated group of which Cendant Corporation was the common parent; and

•	any tax-related liabilities under the agreement by which Travelport (which, at the time, included the Company) was acquired from Cendant Corporation.

13.	Equity-Based Compensation

Our employees have participated in the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended (the “Plan”) since the IPO. Prior to the IPO, our employees had participated in the Travelport Equity-Based Long-Term Incentive Plan (the “Travelport Plan”). The awards granted under each plan are described below.

Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan

The Plan provides for the grant of equity-based awards, including restricted stock, restricted stock units, stock options, stock appreciation rights and other equity-based awards to our directors, officers and other employees, advisors and consultants who are selected by the Compensation Committee of the Board of Directors (the “Compensation Committee”) for participation in the Plan. The number of shares of our common

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

stock available for issuance under the Plan is 15,100,000 shares. As of December 31, 2009, 3,222,601 shares were available for future issuance under the Plan.

Stock Options

The table below summarizes the stock option activity under the Plan for the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007:

			Weighted Average	Aggregate
		Weighted Average	Remaining	Intrinsic
		Exercise Price	Contractual Term	Value(a)
	Shares	(per share)	(in years)	(in millions)

Outstanding at July 18, 2007	—	—	—
Granted	2,732,950	$14.96	9.6
Forfeited	(172,274)	$15.00	9.6

Outstanding at December 31, 2007	2,560,676	$14.96	9.6	—
Granted	2,130,059	$6.26	6.5
Forfeited	(473,930)	$12.19	7.9

Outstanding at December 31, 2008	4,216,805	$10.88	7.6	—
Granted	1,000,000	$4.15	6.0
Exercised	(67,522)	$6.25	5.5
Forfeited	(913,200)	$10.42	6.5

Outstanding at December 31, 2009	4,236,083	$9.46	6.5	$5

Exercisable at December 31, 2009	1,556,949	$12.81	7.0	—

(a)	Intrinsic value for stock options is defined as the difference between the current market value and the exercise price. The aggregate intrinsic value for stock options exercisable at December 31, 2009 was almost nil. The aggregate intrinsic value for stock options outstanding at December 31, 2009, December 31, 2008 and December 31, 2007 was $5 million, almost nil and $0, respectively.

The exercise price of stock options granted under the Plan is equal to the fair market value of the underlying stock on the date of grant. Stock options generally expire seven to ten years from the grant date. The stock options granted at the time of the IPO as additional compensation to our employees who previously held equity awards under the Travelport Plan, as described below, vested 5.555% in August 2007 and vested an additional 8.586% on each subsequent November, February, May and August through February 2010, and become fully vested in May 2010. The stock options granted in the year ended December 31, 2009 vest over a four-year period, with 25% of the awards vesting after one year and the remaining awards vesting on a monthly basis thereafter. All other stock options granted vest annually over a four-year period. The fair value of stock options on the date of grant is amortized on a straight-line basis over the requisite service period.

The fair value of stock options granted under the Plan is estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average assumptions for stock options granted during the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007 are outlined in the following table. Expected volatility is based on implied volatilities for publicly traded options and historical volatility for comparable companies over the estimated expected life of the stock options. The expected life represents the period of time the stock options are expected to be outstanding and is based on the “simplified method.” We use the “simplified method” due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected life of the stock

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

options. The risk-free interest rate is based on yields on U.S. Treasury strips with a maturity similar to the estimated expected life of the stock options. We use historical turnover to estimate employee forfeitures.

	Years Ended		Period from
	December 31,		July 18, 2007 to
Assumptions:	2009	2008	December 31, 2007

Dividend yield	—	—	—
Expected volatility	49%	41%	38%
Expected life (in years)	4.58	4.76	6.16
Risk-free interest rate	1.47%	3.62%	4.86%

Based on the above assumptions, the weighted average grant-date fair value of stock options granted during the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007 was $1.73, $2.54 and $6.89, respectively.

Restricted Stock Units

The table below summarizes activity regarding unvested restricted stock units under the Plan for the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007:

		Weighted Average
		Grant Date
	Restricted	Fair Value
	Stock Units	(per share)

Unvested at July 18, 2007	—	—
Granted	2,687,836	$13.16
Vested (a)	(181,003)	$11.73
Forfeited	(210,482)	$13.08

Unvested at December 31, 2007	2,296,351	$13.28
Granted	1,492,703	$6.12
Vested (a)	(296,366)	$11.61
Forfeited	(768,332)	$12.26

Unvested at December 31, 2008	2,724,356	$9.83
Granted	4,011,642	$1.92
Vested (a)	(587,829)	$8.91
Forfeited	(497,419)	$9.79

Unvested at December 31, 2009	5,650,750	$4.31

(a)	We issued 425,068 shares, 233,878 shares and 142,440 shares of common stock in connection with the vesting of restricted stock units during the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007, respectively, which is net of the number of shares retained (but not issued) by us in satisfaction of minimum tax withholding obligations associated with the vesting.

The restricted stock units granted at the time of the IPO upon conversion of unvested equity-based awards previously held by our employees under the Travelport Plan, as described below, vested 5.555% in August 2007 and vested an additional 8.586% on each subsequent November, February, May and August through February 2010, and become fully vested in May 2010. All other restricted stock units cliff vest at the end of either a two-year or three-year period, or vest annually over a three-year or four-year period. The fair value of restricted stock units on the date of grant is amortized on a straight-line basis over the requisite service period.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total number of restricted stock units that vested during the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007 and the total fair value thereof was 587,829 restricted stock units, 296,366 restricted stock units and 181,003 restricted stock units, respectively, and $5 million, $3 million and $2 million, respectively.

Restricted Stock

The table below summarizes activity regarding unvested restricted stock under the Plan for the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007:

		Weighted Average
		Grant Date
	Restricted	Fair Value
	Stock	(per share)

Unvested at July 18, 2007	—	—
Granted	61,795	$8.45
Vested (a)	(13,130)	$8.45
Forfeited (b)	(6,586)	$8.45

Unvested at December 31, 2007	42,079	$8.45
Granted	—	—
Vested (a)	(16,832)	$8.45
Forfeited (b)	(6,586)	$8.45

Unvested at December 31, 2008	18,661	$8.45
Granted	—	—
Vested (a)	(14,453)	$8.45
Forfeited (b)	(2,013)	$8.45

Unvested at December 31, 2009	2,195	$8.45

(a)	Includes 4,453 shares, 2,617 shares and 2,266 shares of common stock transferred to us in satisfaction of minimum tax withholding obligations associated with the vesting of restricted stock during the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007, respectively. These shares are held by us in treasury.

(b)	These shares are held by us in treasury.

Shares of restricted stock were granted upon conversion of the Class B partnership interests previously held by our employees under the Travelport Plan. The restricted stock vested 5.555% in August 2007 and vested an additional 8.586% on each subsequent November, February, May and August through February 2010, and become fully vested in May 2010. The fair value of restricted stock on the date of grant is amortized on a straight-line basis over the requisite service period.

The total number of shares of restricted stock that vested during the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007 was 14,453 shares, 16,832 shares and 13,130 shares, respectively. The total fair value of the restricted stock that vested was almost nil for each of the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007.

Performance-Based Restricted Stock Units

On June 19, 2008, the Compensation Committee approved a grant of performance-based restricted stock units (“PSUs”) under the Plan to certain of our executive officers. The PSUs entitle the executives to receive a

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

certain number of shares of our common stock based on the Company’s satisfaction of certain financial and strategic performance goals, including net revenue growth, adjusted EBITDA margin improvement and the achievement of specified technology milestones during fiscal years 2008, 2009 and 2010 (the “Performance Period”). The performance conditions also provide that if the Company’s aggregate adjusted EBITDA during the Performance Period does not equal or exceed a certain threshold, each PSU award will be forfeited. Based on the achievement of the performance conditions during the Performance Period, the final settlement of the PSU awards will range between 0 and 166 2/3% of the target shares underlying the PSU awards based on a specified objective formula approved by the Compensation Committee. The PSUs will vest within 75 days of the end of the Performance Period.

The table below summarizes the PSU activity under the Plan for the years ended December 31, 2009 and December 31, 2008. There was no PSU activity during the period from July 18, 2007 to December 31, 2007.

		Weighted Average
	Performance-Based	Grant Date
	Restricted	Fair Value
	Stock Units	(per share)

Unvested at December 31, 2007	—	—
Granted (a)	249,108	$6.28

Unvested at December 31, 2008	249,108	$6.28
Forfeited	(21,429)	$6.28

Unvested at December 31, 2009 (b)	227,679	$6.28

(a)	Represents the target number of shares underlying the PSUs that were granted to certain executive officers.

(b)	As of December 31, 2009, the Company expects that none of the PSUs will vest.

Non-Employee Directors Deferred Compensation Plan

In connection with the IPO, we adopted a deferred compensation plan to enable our non-employee directors to defer the receipt of certain compensation earned in their capacity as non-employee directors. Eligible directors may elect to defer up to 100% of their annual retainer fees (which are paid by us on a quarterly basis). We require that at least 50% of the annual retainer be deferred under the plan. In addition, 100% of the annual equity grant payable to non-employee directors is deferred under the plan.

We grant deferred stock units to each participating director on the date that the deferred fees would have otherwise been paid to the director. The deferred stock units are issued as restricted stock units under the Plan and are immediately vested and non-forfeitable. The deferred stock units entitle the non-employee director to receive one share of our common stock for each deferred stock unit on the date that is 200 days immediately following the non-employee director’s retirement or termination of service from the board of directors, for any reason. The entire grant date fair value of deferred stock units is expensed on the date of grant.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes the deferred stock unit activity under the Plan for the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007:

		Weighted Average
		Grant Date
	Deferred	Fair Value
	Stock Units	(per share)

Outstanding at July 18, 2007	—	—
Granted	62,316	$12.90

Outstanding at December 31, 2007	62,316	$12.90
Granted	203,353	$5.58
Common stock issued (a)	(12,853)	$11.94

Outstanding at December 31, 2008	252,816	$7.06
Granted	439,250	$2.45

Outstanding at December 31, 2009	692,066	$4.13

(a)	A non-employee director terminated service from our board of directors during the year ended December 31, 2008. As a result, the non-employee director was entitled to receive one share of our common stock for each deferred stock unit held by him, or 12,853 shares of our common stock.

Travelport Equity-Based Long-Term Incentive Program

Travelport introduced an equity-based long-term incentive program in 2006 for the purpose of retaining certain key employees, including certain of our employees. Under this program, key employees were granted restricted equity units and interests in the partnership that indirectly owns Travelport. The equity awards issued consisted of four classes of partnership interest. The Class A-2 equity units vested at a pro-rata rate of 6.25% per quarter through May 2010. The Class B partnership interests vested annually over a four-year period beginning in August 2007. The Class C and D partnership interests were scheduled to vest upon the occurrence of certain liquidity events.

On July 18, 2007, the unvested restricted equity units and Class B partnership interests held by our employees were converted to restricted stock units and restricted shares under the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan. This conversion affected 14 employees of Orbitz Worldwide. The conversion of the restricted equity units was based on the relative value of the shares of our common stock compared with that of Travelport’s Class A-2 capital interests at the time of the IPO. The conversion of the Class B partnership interests was based on the relative value of the shares of our common stock compared with the aggregate liquidation value of the Class B partnership interests at the time of the IPO. The Class C and D partnership interests were deemed to have no fair value as of the conversion date and as such were forfeited. Subsequent to the conversion, we also granted restricted stock units and stock options as additional compensation to the employees who previously held the Travelport interests. This compensation was granted as an award in consideration of potential future increases in value of the awards previously granted under the Travelport Plan. No incremental compensation expense was recognized as a result of the conversion.

The fair value of the Class A-2 capital interests granted under the Travelport Plan was estimated on the date of grant based on the fair market value of Travelport’s common equity relative to the number of Class A shares then outstanding. The fair value of the Class B, Class C and Class D partnership interests was estimated on the date of grant using the Monte-Carlo valuation model. The weighted average assumptions for the Class B, Class C and Class D partnership interests granted during the year ended December 31, 2007 are outlined in the table below.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumptions:

Dividend yield	—
Expected volatility	45%
Expected life (in years)	6.2
Risk-free interest rate	4.64%

The table below summarizes our activity under the Travelport Plan during 2007, immediately prior to the conversion date:

Restricted Equity
	Units		Partnership Interest
	Class A-2		Class B		Class C		Class D
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
	Number	Grant Date	Number	Grant Date	Number	Grant Date	Number	Grant Date
	of	Fair Value	of	Fair Value	of	Fair Value	of	Fair Value
	Shares	(per share)	Shares	(per share)	Shares	(per share)	Shares	(per share)

Balance at December 31, 2006	5,367,234	$1.00	1,103,501	$0.49	1,103,501	$0.43	1,103,501	$0.38
Granted	230,881	$1.84	99,863	$0.67	99,863	$0.65	99,863	$0.56

Balance immediately prior to conversion date	5,598,115	$1.03	1,203,364	$0.50	1,203,364	$0.45	1,203,364	$0.39

During 2007, prior to the conversion date, 728,625 restricted equity units vested for a total fair value of $1 million. No partnership interests were vested prior to the conversion date. We expensed the restricted equity units and the Class B partnership interests on a straight-line basis over the requisite service period based upon the fair value of the award on the grant date. We did not record any compensation expense for the Class C and Class D partnership interests as it was determined that it was not probable that these awards would vest.

Compensation Expense

We recognized total equity-based compensation expense of $14 million, $15 million, and $8 million during the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively, none of which has provided us a tax benefit. Of the total equity-based compensation expense recorded in the year ended December 31, 2009, $2 million related to the accelerated vesting of certain equity-based awards held by our former President and Chief Executive Officer who resigned in January 2009. These awards vested on his last day of employment with the Company, or April 6, 2009, as provided for in the agreements related to these equity-based awards (see Note 15 — Severance).

As of December 31, 2009, a total of $16 million of unrecognized compensation costs related to unvested stock options, unvested restricted stock units, unvested PSUs and unvested restricted stock are expected to be recognized over the remaining weighted-average period of 2 years.

14.	Derivative Financial Instruments

Interest Rate Hedges

At December 31, 2009, we had the following interest rate swaps that effectively converted $200 million of the Term Loan from a variable to a fixed interest rate. We pay a fixed interest rate on the swaps and in exchange receive a variable interest rate based on either the three-month or the one-month LIBOR.

			Fixed Interest	Variable Interest
Notional Amount	Effective Date	Maturity Date	Rate Paid	Rate Received

$100 million	May 30, 2008	May 31, 2011	3.39%	Three-month LIBOR
$100 million	September 30, 2008	September 30, 2010	2.98%	One-month LIBOR

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following interest rate swaps that effectively converted $300 million of the Term Loan from a variable to a fixed interest rate have matured:

			Fixed Interest	Variable Interest
Notional Amount	Effective Date	Maturity Date	Rate Paid	Rate Received

$100 million	July 25, 2007	December 31, 2008	5.21%	Three-month LIBOR
$200 million	July 25, 2007	December 31, 2009	5.21%	Three-month LIBOR

The objective of entering into our interest rate swaps is to protect against volatility of future cash flows and effectively hedge a portion of the variable interest payments on the Term Loan. We determined that these designated hedging instruments qualify for cash flow hedge accounting treatment. Our interest rate swaps are the only derivative financial instruments that we have designated as hedging instruments.

The interest rate swaps are reflected in our consolidated balance sheets at market value. The corresponding market adjustment is recorded to accumulated other comprehensive loss. The following table shows the fair value of our interest rate swaps at December 31, 2009 and December 31, 2008:

		Fair Value Measurements as of
	Balance Sheet Location	December 31, 2009	December 31, 2008
		(in millions)

Liability Derivatives:
Interest rate swaps	Other current liabilities	$2	$8
Interest rate swaps	Other non-current liabilities	4	7

The following table shows the market adjustments recorded during the years ended December 31, 2009, December 31, 2008 and December 31, 2007:

Gain (Loss)
				(Loss) Reclassified			Recognized in Income
				From Accumulated			(Ineffective Portion
	Gain (Loss) in Other			OCI into			and the Amount
	Comprehensive Income			Interest Expense			Excluded from
	(‘‘OCI”)(a)			(Effective Portion)			Effectiveness Testing)
	Years Ended			Years Ended			Years Ended
	December 31,			December 31,			December 31,
	2009	2008	2007	2009	2008	2007	2009	2008	2007
(in millions)

Interest rate swaps	$9	$(8)	$(4)	$(14)	$(6)	$—	$—	$—	$—

(a)	The gain (loss) recorded in OCI is net of a tax benefit of $0, $0 and $2 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

The amount of loss recorded in accumulated other comprehensive loss at December 31, 2009 that is expected to be reclassified to interest expense in the next twelve months if interest rates remain unchanged is approximately $5 million after-tax.

Foreign Currency Hedges

We enter into foreign currency forward contracts (“forward contracts”) to manage exposure to changes in the foreign currency associated with foreign currency receivables, payables, intercompany transactions and borrowings under the Revolver. We primarily hedge our foreign currency exposure to the Pound Sterling, Euro and Australian dollar. As of December 31, 2009, we had forward contracts outstanding with a total net notional amount of $130 million, which matured in January 2010. The forward contracts do not qualify for hedge accounting treatment. Accordingly, changes in the fair value of the forward contracts are recorded in net income, as a component of selling, general and administrative expense in our consolidated statements of operations.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the fair value of our foreign currency hedges at December 31, 2009 and December 31, 2008:

	As of December 31, 2009		As of December 31, 2008
	Balance Sheet	Fair Value	Balance Sheet	Fair Value
	Location	Measurements	Location	Measurements
		(in millions)		(in millions)

Liability Derivatives:
Foreign currency hedges	Other current liabilities	$1	Other current liabilities	$1

The following table shows the changes in the fair value of our forward contracts recorded in net income during the years ended December 31, 2009, December 31, 2008 and December 31, 2007:

	(Loss) Gain in Selling, General &
	Administrative Expense
	Years Ended December 31,
	2009	2008	2007
	(in millions)

Foreign currency hedges (a)	$(7)	$14	$(2)

(a)	We recorded transaction gains (losses) associated with the re-measurement of our foreign denominated assets and liabilities of $3 million and $(19) million in the years ended December 31, 2009 and December 31, 2008, respectively, and a net transaction gain of almost nil in the year ended December 31, 2007. Transaction gains (losses) are included in selling, general and administrative expense in our consolidated statements of operations. The net impact of transaction gains (losses) associated with the re-measurement of our foreign denominated assets and liabilities and (losses) gains incurred on our foreign currency hedges was a net loss of $(4) million, $(5) million, and $(2) million in the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

15.	Severance

On January 6, 2009, our former President and Chief Executive Officer resigned. In connection with his resignation and pursuant to the terms of his employment agreement with the Company, we incurred total expenses of $2 million in the year ended December 31, 2009 relating to severance benefits and other termination-related costs, which are included in selling, general and administrative expense in our consolidated statements of operations. The majority of these cash payments will be made in equal amounts over a twenty-four month period from his resignation date. In addition, we recorded $2 million of additional equity-based compensation expense in the year ended December 31, 2009 related to the accelerated vesting of certain equity-based awards held by him (see Note 13 — Equity-Based Compensation).

We also reduced our workforce by approximately 130 domestic and international employees during the year ended December 31, 2009, and as a result we incurred $5 million of expenses related to severance benefits and other termination-related costs, which are included in selling, general and administrative expense in our consolidated statements of operations. Of the total employees severed, approximately 50 were severed in the first quarter of 2009 and an additional 50 employees were severed in the second quarter of 2009 in response to weakening demand in the travel industry and deteriorating economic conditions. The remaining 30 employees were severed in the fourth quarter of 2009 in an effort to better align the staffing levels of ebookers with its business objectives. As of December 31, 2009, $2 million of these costs had not yet been paid. These costs are expected to be paid during the first half of 2010.

During the year ended December 31, 2008, we reduced our workforce by approximately 160 domestic and international employees, primarily in response to weakening demand in the travel industry and deteriorating economic conditions. In connection with this workforce reduction, we incurred total expenses of $3 million during the year ended December 31, 2008 related to severance benefits and other termination-related costs, which are included in selling, general and administrative expense in our consolidated statements of operations.

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	Employee Benefit Plans

Prior to the IPO, Travelport (subsequent to the Blackstone Acquisition) sponsored a defined contribution savings plan for employees in the U.S. that provided certain of our eligible employees an opportunity to accumulate funds for retirement. HotelClub and ebookers sponsor similar defined contribution savings plans. In September 2007, we adopted a qualified defined contribution savings plan for employees in the U.S. that replaced the existing defined contribution savings plans sponsored by Travelport, but did not alter the plans of HotelClub and ebookers.

We match the contributions of participating employees on the basis specified by the plans. We reduced our matching contribution percentage for our defined contribution savings plan for employees in the U.S. from a maximum of 6% of participant compensation to a maximum of 3% of participant compensation beginning on January 1, 2009. Additionally, effective January 1, 2009, new employees in the U.S. are not eligible for Company matching contributions until they have attained one year of service with the Company.

We recorded expense related to these plans in the amount of $5 million, $7 million and $5 million for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively.

17.	Net Loss per Share

The following table presents the calculation of basic and diluted net loss per share:

			Period from
	Years Ended December 31,		July 18, 2007 to
	2009	2008	December 31, 2007
	(in millions, except share and per share data)

Net loss attributable to Orbitz Worldwide, Inc. common shareholders	$(337)	$(299)	$(42)

Net loss per share attributable to Orbitz Worldwide, Inc. common shareholders:
Weighted average shares outstanding for basic and diluted net loss per share attributable to Orbitz Worldwide, Inc. common shareholders (a)	84,073,593	83,342,333	81,600,478

Basic and Diluted (b)	$(4.01)	$(3.58)	$(0.51)

(a)	Stock options, restricted stock, restricted stock units and PSUs are not included in the calculation of diluted net loss per share for the years ended December 31, 2009 and December 31, 2008 and the period from July 18, 2007 to December 31, 2007 because we had a net loss for each period. Accordingly, the inclusion of these equity awards would have had an antidilutive effect on diluted net loss per share.

(b)	Net loss per share may not recalculate due to rounding.

The following equity awards are not included in the diluted net loss per share calculation above because they would have had an antidilutive effect:

	As of December 31,
Antidilutive equity awards	2009	2008	2007

Stock options	4,236,083	4,216,805	2,560,676
Restricted stock units	5,650,750	2,724,356	2,296,351
Restricted stock	2,195	18,661	42,079
Performance-based restricted stock units	227,679	249,108	—

Total	10,116,707	7,208,930	4,899,106

ORBITZ WORLDWIDE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Related Party Transactions

Related Party Transactions with Travelport and its Subsidiaries

The following table summarizes the related party balances with Travelport and its subsidiaries as of December 31, 2009 and December 31, 2008, reflected in our consolidated balance sheets. We net settle amounts due to and from Travelport.

	December 31, 2009	December 31, 2008
	(in millions)

Due from Travelport, net	$3	$10

We also purchased assets of $1 million from Travelport and its subsidiaries during the year ended December 31, 2008, which are included in property and equipment, net in our consolidated balance sheets.

The following table summarizes the related party transactions with Travelport and its subsidiaries for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2009	2008	2007
	(in millions)

Net revenue (a)	$122	$149	$126
Cost of revenue	1	—	—
Selling, general and administrative expense	—	3	11
Interest expense	4	3	48

(a)	These amounts include net revenue related to our GDS services agreement and bookings sourced through Donvand Limited and OctopusTravel Group Limited (doing business as Gullivers Travel Associates, “GTA”) for the periods presented.

In 2007, in connection with the IPO, we paid a dividend to Travelport in the amount of $109 million. Any future determination to pay dividends would require the prior consent of Travelport, until such time as Travelport no longer beneficially owns at least 33% of the votes entitled to be cast by our outstanding common shares.

Stock Purchase Agreement

On November 4, 2009, the Company entered into a Stock Purchase Agreement with Travelport pursuant to which Travelport agreed to purchase 9,025,271 shares of the Company’s common stock for approximately $50 million in cash (see Note 8 — Exchange Agreement and Stock Purchase Agreement). This transaction closed on January 26, 2010.

Net Operating Losses

In December 2009, as permitted under the U.K. group relief provisions, we surrendered $17 million of net operating losses generated in 2007 to Donvand Limited, a subsidiary of Travelport (see Note 12 — Income Taxes).

Capital Contributions

In 2007, prior to the IPO, we received capital contributions from Travelport for operational funding.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Corporate Related Functions

Our consolidated statement of operations for the year ended December 31, 2007 reflects an allocation from Travelport of both general corporate overhead expenses and direct billed expenses incurred on our behalf prior to the IPO. General corporate overhead expenses were allocated based on a percentage of the forecasted revenue. Direct billed expenses were based upon actual utilization of the services. Costs subject to the overhead allocations and direct billings included executive management, tax, insurance, accounting, legal, treasury, information technology, telecommunications, call center support and real estate expenses.

Intercompany Notes Payable

On January 26, 2007 and January 30, 2007, we became the obligor on two intercompany notes payable to affiliates of Travelport in the amounts of $25 million and $835 million, respectively. These notes accrued interest at a fixed rate of 10.25% and were scheduled to mature on February 19, 2014. These notes represented a portion of the debt used to finance the Blackstone Acquisition. Because we did not receive any cash consideration for the assumption of this debt from Travelport in January 2007, the transaction was effectively a distribution of capital. Accordingly, we recorded an $860 million reduction to net invested equity. On July 25, 2007, we used proceeds from the IPO and Term Loan to repay the notes and the interest accrued thereon in full.

Separation Agreement

We entered into a Separation Agreement with Travelport at the time of the IPO. This agreement, as amended, provided the general terms for the separation of our respective businesses. When we were a wholly-owned subsidiary of Travelport, Travelport provided guarantees, letters of credit and surety bonds on our behalf under our commercial agreements and leases and for the benefit of regulatory agencies. Under the Separation Agreement, we are required to use commercially reasonable efforts to have Travelport released from any then outstanding guarantees and surety bonds. As a result, Travelport no longer provides surety bonds on our behalf or guarantees in connection with commercial agreements or leases entered into or replaced by us subsequent to the IPO.

In addition, Travelport agreed to continue to issue letters of credit on our behalf through at least March 31, 2010 and thereafter so long as Travelport and its affiliates (as defined in the Separation Agreement, as amended) own at least 50% of our voting stock, in an aggregate amount not to exceed $75 million (denominated in U.S. dollars). Travelport charges us fees for issuing, renewing or extending letters of credit on our behalf. This fee is included in interest expense in our consolidated statements of operations. At December 31, 2009 and December 31, 2008, there were $59 million and $67 million of letters of credit issued by Travelport on our behalf, respectively (see Note 11 — Commitments and Contingencies).

Transition Services Agreement

At the time of the IPO, we entered into a Transition Services Agreement with Travelport. Under this agreement, as amended, Travelport provided us with certain transition services, including insurance, human resources and employee benefits, payroll, tax, communications, collocation and data center facilities, information technology and other existing shared services. We also provided Travelport with certain services, including accounts payable, information technology hosting, data warehousing and storage as well as Sarbanes-Oxley compliance testing and deficiency remediation. The terms for the services provided under the Transition Services Agreement generally expired on March 31, 2008, subject to certain exceptions. The term of the Transition Services Agreement was extended until September 30, 2009 for services Travelport provided us related to the support and maintenance of applications for storage of certain financial and human resources data and until December 31, 2009 for services Travelport provided to us related to non-income tax return

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

preparation and consulting services. The charges for these services were based on the time expended by the employee or service provider billed at the approximate human resource cost, including wages and benefits.

Master License Agreement

We entered into a Master License Agreement with Travelport at the time of the IPO. Pursuant to this agreement, Travelport licenses certain of our intellectual property and pays us fees for related maintenance and support services. The licenses include our supplier link technology; portions of ebookers’ booking, search and dynamic packaging technologies; certain of our products and online booking tools for corporate travel; portions of our private label dynamic packaging technology; and our extranet supplier connectivity functionality.

The Master License Agreement granted us the right to use a corporate online booking product developed by Travelport. We have entered into a value added reseller license with Travelport for this product.

Equipment, Services and Use Agreements

Prior to the IPO, we shared office locations with Travelport in twelve locations worldwide. In connection with the IPO, we separated the leasehold properties based upon our respective business operations and assigned a leasehold interest where one company had exclusive use or occupation of a property.

We also entered into an Equipment, Services and Use Agreement for each office occupied by both parties. This agreement commenced in most locations on June 1, 2007 and provided that the cost of the shared space would be ratably allocated. The agreement expired on December 31, 2007 but automatically renewed if no termination notice was served. Termination notices were served for all but three locations as of December 31, 2009.

Travelport remained liable to landlords for all lease obligations with guarantee agreements, unless expressly released from this liability by the relevant landlord.

GDS Service Agreements

Prior to the IPO, certain of our subsidiaries had subscriber services agreements with Galileo, a subsidiary of Travelport. Under these agreements, Galileo provided us GDS services and paid us an incentive payment for air, car and hotel segments processed using its GDS services.

In connection with the IPO, we entered into a new agreement with Travelport to use GDS services provided by both Galileo and Worldspan (the “Travelport GDS Service Agreement”). The Travelport GDS Service Agreement replaced the former Galileo agreement discussed above as well as a GDS contract we had with Worldspan. This agreement became effective in July 2007 with respect to GDS services provided by Galileo. In August 2007, upon completion of Travelport’s acquisition of Worldspan, this agreement became effective for GDS services provided by Worldspan. The agreement expires on December 31, 2014.

The Travelport GDS Service Agreement is structured such that we earn incentive revenue for each segment that is processed through the Worldspan and Galileo GDSs (the “Travelport GDSs”). This agreement requires that we process a certain minimum number of segments for our domestic brands through the Travelport GDSs each year. Our domestic brands were required to process a total of 36 million, 38 million and 33 million segments through the Travelport GDSs during the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. Of the required number of segments, 16 million segments were required to be processed each year through Worldspan, and 20 million, 22 million and 17 million segments were required to be processed through Galileo during the years ended December 31, 2009, December 31, 2008 and December 31, 2007, respectively. The required number of segments processed in future years for Worldspan is fixed at 16 million segments, while the required number of segments for Galileo is subject to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

adjustment based upon the actual segments processed by our domestic brands in the preceding year. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment below the required minimum. No payments were made to Travelport related to the minimum segment requirement for our domestic brands for the years ended December 31, 2009, December 31, 2008 and December 31, 2007.

The Travelport GDS Service Agreement also requires that ebookers use the Travelport GDSs exclusively in certain countries for segments processed through GDSs in Europe. Our failure to process at least 95% of these segments through the Travelport GDSs would result in a shortfall payment of $1.25 per segment for each segment processed through an alternative GDS provider. We failed to meet this minimum segment requirement during each of the years ended December 31, 2009 and December 31, 2008, and as a result, we were required to make nominal shortfall payments to Travelport related to each of these years. No payments were made to Travelport for the year ended December 31, 2007.

A significant portion of our GDS services are provided through the Travelport GDS Service Agreement. For the years ended December 31, 2009, December 31, 2008 and December 31, 2007, we recognized $112 million, $108 million and $111 million of incentive revenue for segments processed through Galileo and Worldspan, respectively, which accounted for more than 10% of our total net revenue. For the year ended December 31, 2007, this amount includes incentive payments received for GDS services provided under the Travelport GDS Service Agreement as well as the former Galileo agreement and Worldspan contract.

Hotel Sourcing and Franchise Agreement

GTA is a wholly-owned subsidiary of Travelport and provided certain of our subsidiaries with hotel consulting services and access to hotels and destination services pursuant to franchise agreements. As franchisees, we have the ability to make available for booking hotel rooms and destination services provided by GTA at agreed-upon rates. When a customer books a hotel room that we have sourced through GTA, we record to net revenue the difference between what the customer paid and the agreed-upon rate we paid to GTA. We also paid franchise fees to GTA, which we recorded as contra revenue. These franchise agreements continued until December 31, 2007, when our new Master Supply and Services Agreement (the “GTA Agreement”) became effective.

Under the GTA Agreement, we pay GTA a contract rate for hotel and destination services inventory it makes available to us for booking on our websites. The contract rate exceeds the prices at which suppliers make their inventory available to GTA for distribution and is based on a percentage of the rates GTA makes such inventory available to its other customers. We are also subject to additional fees if we exceed certain specified booking levels. The initial term of the GTA Agreement expires on December 31, 2010. Under this agreement, we are restricted from providing access to hotels and destination services content to certain of GTA’s clients until December 31, 2010.

Corporate Travel Agreement

We provide corporate travel management services to Travelport and its subsidiaries. We believe that this agreement was executed on terms comparable to those of unrelated third parties.

Agreements Involving Tecnovate

On July 5, 2007, we sold Tecnovate to Travelport for $25 million. In connection with the sale, we entered into an agreement to continue using the services of Tecnovate, which included call center and telesales, back office administrative, information technology and financial services. Tecnovate charges us based on an hourly billing rate for the services provided to us.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The agreement included a termination clause in the event of certain changes in control. In December 2007, Travelport completed the sale of Tecnovate to an affiliate of Blackstone, Intelenet Global Services (“Intelenet”), which qualified as a change in control under the termination clause. Prior to the sale, Travelport paid us an incentive fee of $5 million for entering into an amended service agreement to continue using the services of Tecnovate. We deferred the incentive fee and recognize it as a reduction to expense on a straight-line basis over the original three-year term of the agreement.

Financial Advisory Services Agreement

On July 16, 2007, we completed the sale of an offline U.K. travel subsidiary. Pursuant to an agreement between Travelport and Blackstone, Blackstone provided financial advisory services to Travelport and to us in connection with certain business transactions, including dispositions. Under the terms of that agreement, Travelport paid $2 million to Blackstone on our behalf for advisory services upon completion of the sale. As a result, in 2007, we recorded a $2 million capital contribution from Travelport in our consolidated balance sheet.

Related Party Transactions with Affiliates of Blackstone and TCV

In the normal course of conducting business, we have entered into various agreements with affiliates of Blackstone and TCV. We believe that these agreements have been executed on terms comparable to those of unrelated third parties. For example, we have agreements with certain hotel management companies that are affiliates of Blackstone and that provide us with access to their inventory. We also purchase services from certain Blackstone and TCV affiliates such as telecommunications and advertising. We have also entered into various outsourcing agreements with Intelenet, an affiliate of Blackstone, that provide us with call center and telesales, back office administrative, information technology and financial services. In addition, various Blackstone and TCV affiliates utilize our partner marketing programs and corporate travel services.

The following table summarizes the related party balances with affiliates of Blackstone and TCV as of December 31, 2009 and December 31, 2008, reflected in our consolidated balance sheets:

	December 31, 2009	December 31, 2008
	(in millions)

Accounts payable	$5	$5
Accrued expenses	2	1
Accrued merchant payable	6	—

The following table summarizes the related party transactions with affiliates of Blackstone and TCV for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, reflected in our consolidated statements of operations:

	Years Ended December 31,
	2009	2008	2007
	(in millions)

Net revenue	$17	$14	$12
Cost of revenue(b)	26	30	—
Selling, general and administrative expense(c)	3	5	1
Marketing expense	—	—	1

(b)	These amounts shown represent call center and telesales costs incurred under our outsourcing agreements with Intelenet.

(c)	Of the amounts shown for the years ended December 31, 2009, December 31, 2008 and December 31, 2007, $3 million, $5 million and $0, respectively, represent costs incurred under our outsourcing agreements with Intelenet for back office administrative, information technology and financial services.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Fair Value Measurements

We adopted the FASB’s new fair value guidance for our financial assets and financial liabilities on January 1, 2008 and for our non-financial assets and non-financial liabilities on January 1, 2009 (see Note 2 — Summary of Significant Accounting Policies). Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). This guidance outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures.

We have derivative financial instruments that must be measured under this guidance. We currently do not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis. The guidance establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. In accordance with the fair value hierarchy, the following table shows the fair value of our financial assets and financial liabilities that are required to be measured at fair value on a recurring basis as of December 31, 2009 and December 31, 2008, which are classified as other current liabilities and other non-current liabilities in our consolidated balance sheets:

	Fair Value Measurements as of
	December 31, 2009				December 31, 2008
		Quoted	Significant			Quoted	Significant
		prices in	other	Significant		prices in	other	Significant
	Balance at	active	observable	unobservable	Balance at	active	observable	unobservable
	December 31,	markets	inputs	inputs	December 31,	markets	inputs	inputs
	2009	(Level 1)	(Level 2)	(Level 3)	2008	(Level 1)	(Level 2)	(Level 3)
	(in millions)

Foreign currency hedge liability (see Note 14 — Derivative Financial Instruments)	$1	$1	$—	$—	$1	$1	$—	$—

Interest rate swap liabilities (see Note 14 — Derivative Financial Instruments)	$6	$—	$6	$—	$15	$—	$15	$—

We value our interest rate hedges using valuations that are calibrated to the initial trade prices. Subsequent valuations are based on observable inputs to the valuation model including interest rates, credit spreads and volatilities.

We value our foreign currency hedges based on the difference between the foreign currency forward contract rate and widely available foreign currency forward rates as of the measurement date. Our foreign currency hedges consist of forward contracts that are short-term in nature, generally maturing within 30 days.

The following table shows the fair value of our non-financial assets that were required to be measured at fair value on a non-recurring basis during the year ended December 31, 2009. These non-financial assets, which included our goodwill and trademarks and trade names, were required to be measured at fair value as of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 31, 2009 in connection with the interim impairment test we performed on our goodwill and trademarks and trade names in the first quarter of 2009 (see Note 3 — Impairment of Goodwill and Intangible Assets).

		Fair Value Measurements Using
			Significant
		Quoted	other	Significant
		prices in	observable	unobservable
	Balance at	active markets	inputs	inputs	Total
	March 31, 2009	(Level 1)	(Level 2)	(Level 3)	(Losses)
	(in millions)

Goodwill	$698	$—	$—	$698	$(250)

Trademarks and trade names	$150	$—	$—	$150	$(82)

Fair Value of Financial Instruments

For certain of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued merchant payable and accrued expenses, the carrying value approximates or equals fair value due to their short-term nature.

The carrying value of the Term Loan was $577 million at December 31, 2009, compared with a fair value of approximately $538 million. At December 31, 2008, the carrying value of the Term Loan was $593 million, compared with a fair value of $261 million. The fair values were determined based on quoted market ask prices.

20.	Segment Information

We determine operating segments based on how our chief operating decision maker manages the business, including making operating decisions and evaluating operating performance. We operate in one segment and have one reportable segment.

We maintain operations in the U.S., U.K., Australia, Germany, Sweden, France, Finland, Ireland, the Netherlands, Switzerland and other international territories. The table below presents net revenue by geographic area: the U.S. and all other countries. We allocate net revenue based on where the booking originated.

	Years Ended December 31,
	2009	2008	2007
	(in millions)

Net revenue
United States	$585	$686	$679
All other countries	153	184	180

Total	$738	$870	$859

The table below presents property and equipment, net, by geographic area: the U.S. and all other countries.

	December 31, 2009	December 31, 2008	December 31, 2007
	(in millions)

Long-lived assets
United States	$168	$181	$174
All other countries	13	9	10

Total	$181	$190	$184

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	Quarterly Financial Data (Unaudited)

The following table presents certain unaudited consolidated quarterly financial information for each of the eight quarters in the period ended December 31, 2009.

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2009	2009	2009	2009(a)
	(in millions, except per share data)

Net revenue	$175	$187	$188	$188
Cost and expenses	169	165	166	511
Operating income (loss)	6	22	22	(323)
Net (loss) income attributable to Orbitz Worldwide, Inc.	(18)	7	10	(336)
Basic and diluted net (loss) income per share attributable to Orbitz Worldwide, Inc. common shareholders	(0.21)	0.08	0.12	(4.02)

	Three Months Ended
	December 31,	September 30,	June 30,	March 31,
	2008	2008(a)	2008	2008
	(in millions, except per share data)

Net revenue	$180	$240	$231	$219
Cost and expenses	156	516	216	220
Operating income (loss)	24	(276)	15	(1)
Net income (loss) attributable to Orbitz Worldwide, Inc.	8	(287)	(5)	(15)
Basic and diluted net income (loss) per share attributable to Orbitz Worldwide, Inc. common shareholders	0.10	(3.44)	(0.06)	(0.18)

(a)	During the three months ended March 31, 2009 and September 30, 2008, we recorded non-cash impairment charges related to goodwill and intangible assets in the amount of $332 million and $297 million, respectively (see Note 3 — Impairment of Goodwill and Intangible Assets).

22.	Global Access Agreement Amendment

On July 28, 2009, ebookers and Amadeus entered into an amendment to the Global Access Agreement, dated January 1, 2004, extending the term of the agreement to December 31, 2012. Under this agreement, as amended, Amadeus provides certain of our ebookers websites with access to travel supplier content, including air, hotel and car reservation information. We receive incentive payments based on the number of reservation segments we process annually through Amadeus.

23.	Subsequent Events

On January 26, 2010, PAR and Travelport each completed their purchases of additional common shares of the Company. PAR exchanged $50 million aggregate principal amount of term loans outstanding under our senior secured credit agreement for 8,141,402 newly-issued shares of our common stock. We immediately retired the term loans received from PAR in accordance with the amendment to the Credit Agreement that we entered into with our lenders in June 2009. As a result, the amount outstanding on the Term Loan was reduced to $527 million. Concurrently, Travelport purchased 9,025,271 newly-issued shares of our common stock for $50 million in cash. In connection with these transactions, PAR and Travelport have each exercised their right

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to appoint a director to our Board of Directors. The appointees will be named at a later date. See Note 8 — Exchange Agreement and Stock Purchase Agreement.

On January 29, 2010, we entered into two interest rate swaps that effectively convert $200 million of the Term Loan from a variable to a fixed rate. The first swap was effective on January 29, 2010, has a notional amount of $100 million and matures on January 31, 2012. We pay a fixed rate of 1.15% on the swap and in exchange receive a variable rate based on one-month LIBOR. The second swap was effective on January 29, 2010, has a notional amount of $100 million and matures on January 31, 2012. We pay a fixed rate of 1.21% on the swap and in exchange receive a variable rate based on three-month LIBOR.

In January 2010, certain regulatory requirements required us to provide additional letters of credit of $16 million, $11 million of which were denominated in U.S. Dollars and issued by Travelport on our behalf and the equivalent of $5 million of which were denominated in Pounds Sterling and issued under our revolving credit facility.

Schedule II — Valuation and Qualifying Accounts

	Balance at	Charged to
	Beginning of	Costs and	Charged to				Balance at
	Period	Expenses	Other Accounts		Deductions		End of Period
	(In millions)

Tax Valuation Allowance
Year Ended December 31, 2009	$320	$35	$(20	)(a)	$(5	)(c)	$330
Year Ended December 31, 2008	330	27	(37	)(a)	—		320
Year Ended December 31, 2007	415	46	(117	)(b)	(14	)(d)	330

(a)	Represents foreign currency translation adjustments to the valuation allowance. In addition, the 2009 amount also includes a reclassification adjustment between our gross deferred tax assets and the corresponding valuation allowance.

(b)	Represents adjustments made to reflect the decreases in the valuation allowance related to the tax sharing agreement with the Founding Airlines.

(c)	Represents the surrender of $17 million of net operating losses generated in 2007 to Donvand Limited, a subsidiary of Travelport, as permitted under the U.K. group relief provisions. A full valuation allowance had previously been established for these net operating losses. As a result, upon surrender, we reduced our gross deferred tax assets and the corresponding valuation allowance by $5 million.

(d)	Represents the expiration of a U.S. federal income tax capital loss carryforward.